Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     ARC Energy Trust announces second quarter 2010 results

     CALGARY, Aug. 4 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") announces the results for the second quarter ended June 30, 2010.

     <<
                                    Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                     2010        2009        2010        2009
     -------------------------------------------------------------------------

     FINANCIAL
     (Cdn$ millions, except per
      unit and per boe amounts)
     Revenue before royalties       276.7       235.2       590.8       460.4
       Per unit(1)                   1.09        0.99        2.34        1.98
       Per boe                      45.92       40.40       48.93       39.49
     Cash flow from operating
      activities(2)                 162.8       104.3       321.5       228.6
       Per unit(1)                   0.64        0.44        1.27        0.98
       Per boe                      27.02       17.92       26.63       19.61
     Net income                      44.9        66.1       184.3        88.4
       Per unit(3)                   0.18        0.28        0.74        0.38
     Distributions                   75.3        75.0       150.3       157.0
       Per unit(1)                   0.30        0.32        0.60        0.68
       Per cent of cash flow from
        operating activities(2)        46          72          47          69
     Net debt outstanding(4)        728.8       737.6       728.8       737.6
     OPERATING
     Production
       Crude oil (bbl/d)           27,354      26,917      27,496      27,857
       Natural gas (mmcf/d)         211.2       200.2       214.5       197.0
       Natural gas liquids (bbl/d)  3,655       3,679       3,455       3,721
       Total (boe/d)               66,208      63,969      66,705      64,418
     Average prices
       Crude oil ($/bbl)            71.98       62.74       74.12       54.36
       Natural gas ($/mcf)           4.12        3.73        4.78        4.45
       Natural gas liquids ($/bbl)  53.02       38.89       56.44       38.88
       Oil equivalent ($/boe)       45.82       40.32       48.84       39.36
     Operating netback ($/boe)
       Commodity and other revenue
        (before hedging)            45.93       40.41       48.93       39.49
       Transportation costs         (1.28)      (0.85)      (1.14)      (0.90)
       Royalties                    (7.89)      (4.72)      (8.24)      (5.53)
       Operating costs             (11.46)     (11.02)     (10.38)     (10.57)
       Netback (before hedging)     25.30       23.82       29.17       22.49
     -------------------------------------------------------------------------
     TRUST UNITS
       (millions)
     Units outstanding, end of
      period(5)                     253.6       237.1       253.6       237.1
     Weighted average trust
      units(6)                      253.2       236.6       252.5       232.8
     -------------------------------------------------------------------------
     TRUST UNIT TRADING STATISTICS
       (Cdn$, except volumes)
        based on intra-day trading
     High                           22.33       19.25       22.49       20.90
     Low                            19.20       14.12       19.20       11.73
     Close                          19.73       17.81       19.73       17.81
     Average daily volume
      (thousands)                   1,043         988       1,164       1,113
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.
     (2) Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash
         Flows. Cash Flow for the second quarter of 2010 would be $153.2 million ($0.61 per unit) and $315.2 million ($1.25 per unit) year-to-
         date. Distributions as a percentage of Cash Flow would be 49 per cent for the second quarter of 2010 and 48 per cent year-to-date.
     (3) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
         (excluding trust units issuable for exchangeable shares).
     (4) Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
     (5) Includes trust units issuable for outstanding exchangeable shares at period end.
     (6) For the second quarter of 2010, includes 0.9 million (0.9 million in
         2009) exchangeable shares each exchangeable into 2.798 trust units
         (2.634 in 2009) for an aggregate 2.4 million (2.5 million in 2009)
         trust units.

     ACCOMPLISHMENTS / FINANCIAL UPDATE
     ----------------------------------

     -   In June 2010, ARC entered into an Arrangement Agreement to acquire
         Storm Exploration Inc. ("Storm") in exchange for approximately 28.4 million ARC trust units (or an equivalent number of exchangeable shares of ARC Resources Ltd.) and the assumption of approximately $90 million of debt for total consideration of approximately $680 million at the date of announcement. The assets being acquired produced 9,861 boe per day in April 2010 - 49.8 mmcf per day of gas and 1,556 boe per day of liquids primarily from the Parkland Montney field 12 kilometres northwest of ARC's Dawson field. An estimated
         28.9 million boe of proved reserves and 43.2 million boe of proved plus probable reserves are being acquired through this transaction as well as 90 gross (72 net) sections of land. For more detailed information on the Arrangement Agreement please refer to ARC's news release dated June 9, 2010. The Agreement is subject to approval by
         Storm's shareholders on August 16, 2010 as well as other various regulatory approvals.

     -   Production volumes for the quarter averaged 66,208 boe per day, a four per cent increase compared to the second quarter of 2009. The majority of the increase in production was a result of an acquisition that closed late in 2009 with the remainder attributed to increased production in the greater Dawson area. ARC's new Dawson gas plant commenced operations during the second quarter, with the first shipment of sales gas occurring early in May. A number of start-up issues were addressed during the months of May and June, with the plant operating at approximately 65 per cent of its 60 mmcf per day capacity during that time period. The plant is now running at full capacity. Assuming the Storm acquisition closes in late August, ARC expects full year average production to be between 72,500 and 74,500 boe per day.

     -   Cash flow from operating activities was $162.8 million ($0.64 per unit) in the second quarter of 2010, a 56 per cent increase from the
         $104.3 million ($0.44 per unit) achieved in the comparable quarter in
         2009. This increase was primarily attributed to higher commodity prices for both crude oil and natural gas and increased volumes.
         Crude oil prices increased by 15 per cent to $71.98 per barrel in the second quarter of 2010 from $62.74 per barrel in the second quarter of 2009. Natural gas prices also improved throughout the second quarter relative to the second quarter in 2009, averaging $4.12 per mcf. However, both crude oil and natural gas prices have declined since the end of the first quarter of 2010 as a result of continued
         concern over the economy and surplus natural gas supplies in North
         America.

     -   During the second quarter of 2010, ARC issued US$150 million of senior notes at a fixed rate of 5.36 per cent with an average life of ten years. Proceeds from the note issuance were applied against general borrowings from ARC's syndicated credit facility. In August
         2010, ARC renewed its syndicated credit facility, increasing its bank line of credit from $800 million to $1 billion. The renewed facility matures in August 2013 and bears interest at Canadian dollar bankers' acceptances or US dollar LIBOR loans, plus a stamping fee.
         With a net debt to annualized year-to-date cash flow from operating activities ratio of 1.1 times, ARC continues to be well positioned to finance the remainder of its 2010 capital program from cash flow and available credit.

     -   Capital expenditures for the quarter totaled $144 million. During the quarter, ARC drilled four oil wells and 11 natural gas wells with a
         100 per cent success rate. Year-to-date, capital expenditures are
         $272 million. After payment of distributions, ARC funded 75 per cent of its 2010 year-to-date capital program with cash flow from operating activities and proceeds from the distribution re-investment program ("DRIP") with the remaining portion being funded through debt. ARC has revised its capital expenditure guidance for the full year downwards by $15 million to $625 million. The reduction in capital is a result of better than expected production capability from new wells drilled at Dawson that has allowed for the
         postponement of certain drilling programs, cost reductions achieved to date, and the re-allocation of capital from gas drilling to oil drilling. No material impact is anticipated on production volumes.
         This reduction in capital budget has been achieved despite approximately $40 million having been spent on unbudgeted land acquisitions.

     -   ARC plans to convert to a dividend paying corporation effective
         January 1, 2011. The board of directors has approved the overall strategy and the detailed implementation steps are currently being defined. The conversion plan will be mailed to unitholders prior to a unitholder meeting planned for December 15, 2010. Current plans would see a dividend policy similar to the existing distribution policy with dividends being paid monthly.

     -   Montney Resource Play Development

         Production from the greater Dawson area increased throughout the quarter with peak daily production of 100 mmcf per day being achieved following the commissioning of the Dawson gas plant. Average production will increase during the third quarter as production from the plant is now at the design capacity and facility maintenance in the area is completed.

         During the second quarter of 2010, ARC spent $71.1 million on development activities in the Dawson area including drilling 11 horizontal wells and completing fourteen horizontal wells. ARC incurred $9.2 million of capital expenditures on the construction of its Dawson Phase 1 gas plant during the second quarter and anticipates total costs for the Phase 1 gas plant, including associated pipeline infrastructure and an acid gas disposal well, to be approximately $70 million. To date, ARC has drilled 21 wells of its planned 32-well 2010 drilling program at Dawson. Cost
         reduction initiatives and drilling and completions efficiencies have resulted in savings of approximately $15 million on this program on a year-to-date basis. Average production capabilities for the wells have exceeded expectations resulting in approximately 100 mmcf per day of surplus capacity already behind pipe and waiting on facility capacity. As a result, the drilling of the 11 remaining wells budgeted for 2010 at Dawson will be deferred until 2011. This will result in a $45 million reduction in the capital budget for Dawson in 2010 with the funds being redeployed into land acquisition and oil directed drilling activities elsewhere in our portfolio.

         During April 2010, ARC submitted an application for the Phase 2 portion of the Dawson gas plant to the British Columbia Oil and Gas
         Commission ("OGC"). Phase 2 consists of the construction of a second
         60 mmcf per day train at the Dawson gas plant and, if approved, is anticipated to increase the plant processing capacity from 60 mmcf per day to 120 mmcf per day at a cost of approximately $50 million.
         Preliminary feedback from the OGC has been positive to date.
         Construction of Phase 2 is expected to be completed in the first quarter of 2011, with the commissioning and start-up occurring in the second quarter.

         Engineering design work on the Sunrise plant is proceeding on schedule. The required public consultation process was initiated in
         April with the expectation that ARC will submit its plans to the
         British Columbia Oil and Gas Commission in the third quarter of 2010.
         Completion of the gas plant is planned for the first quarter of 2012.
         ARC has also begun preliminary planning for a fourth gas plant for the greater Dawson area to be on stream in 2013.

         Over the past four months, ARC has acquired 80 net sections of land
         (21,000 hectares) in twp 83 - 85 W6 northwest of Dawson. This increases ARC's undeveloped land base in the main Montney fairway to
         214 gross sections (198 net) and will increase further to 278 gross sections (245 net) when the Storm acquisition closes.

     -   Ante Creek Montney Resource Play Development

         During the second quarter ARC drilled one well. Together with the completion of the debottlenecking of ARC's oil treatment facilities and the expansion of a third party gas plant, these activities have seen production increase to 6,700 boe per day during the quarter with peak daily production of 8,200 boe per day. Approximately 45 per cent of the production consists of liquids.

     -   Cardium Resource Play Development

         ARC operates approximately 25 per cent of the Pembina Cardium oil field with an average 65 per cent working interest in 166 gross sections (126 net). During the second quarter, ARC brought on production all seven wells that were drilled in the first quarter
         (five horizontal and two vertical). Thirty-day initial production rates for each of the five horizontal wells averaged approximately
         150 boe per day. ARC expects to spend at least another $30 million during the remainder of the year to further our understanding of the potential for the recovery of significant incremental oil volumes through the application of horizontal drilling and completion technology.

     -   Enhanced Oil Recovery Initiatives

         During the second quarter of 2010, ARC spent $3.2 million on enhanced oil recovery ("EOR") initiatives. Work on the Redwater CO(2) pilot project continues and both the CO(2) injection and oil production facilities are operating. Results to date are encouraging. ARC will continue its technical analysis to determine to what extent the pilot has been successful in mobilizing incremental volumes of oil. While the pilot project may indicate enhanced recovery, the outlook for crude oil prices and the cost and availability of CO(2) will be determining factors in ARC's ability to achieve commercial viability for a full scale EOR scheme at Redwater.

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     ------------------------------------
     >>
     This management's discussion and analysis ("MD&A") is ARC management's analysis of its financial performance and significant trends or external factors that may affect future performance. It is dated August 4, 2010 and should be read in conjunction with the unaudited Consolidated Financial
Statements for the period ended June 30, 2010, the MD&A and the unaudited
Consolidated Financial Statements ended March 31, 2010 and the audited
Consolidated Financial Statements and MD&A as at and for the year ended
December 31, 2009, as well as ARC's Annual Information Form that is filed on
SEDAR at www.sedar.com.
     The MD&A contains Non-GAAP measures and forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with ARC's disclosure under "Non-GAAP Measures" and "Forward-Looking Statements" included at the end of this MD&A.
     ARC Energy Trust ("ARC") or ("the Trust") is a mid-sized energy company and one of Canada's largest producers of conventional oil and gas production.
Currently structured as a trust, ARC develops and acquires oil and gas properties in western Canada. ARC plans to convert to a dividend paying corporation on January 1, 2011.
     ARC's goal is value creation by providing superior, long-term returns to unitholders achieved through the development of large oil and natural gas pools. Our key activities that support this objective are:

     <<
     1.  Resource Plays - Acquisition and development of land and producing properties with large volumes of oil and gas in place.

         ARC's most significant resource plays include the Montney development at Dawson, northeastern British Columbia, Ante Creek in northern
         Alberta and the Cardium formation at Pembina in central Alberta. In
         June 2010, ARC entered into an Arrangement Agreement to acquire the
         Parkland Montney field in northeastern British Columbia through an acquisition of Storm Exploration Inc.

     2.  Conventional Oil & Gas Production - Maximizing production while controlling operating costs on oil and gas wells located within ARC's seven core producing areas in western Canada. As well, the periodic acquisition and disposition of strategic producing and undeveloped properties to enhance current production or realign asset portfolios or provide the potential for future drilling locations and if successful, additional production and reserves. Current oil production is predominantly light and medium quality.

         ARC's total production for the six months ended June 30, 2010 was balanced with 54 per cent of production from natural gas and 46 per cent production from oil and natural gas liquids. ARC continues to develop its core areas to increase recoverable reserves through development drilling, optimization and waterflood programs.

     3.  Enhanced Oil Recovery ("EOR") - Evaluation and implementation of enhanced oil recovery programs to increase ARC's recoverable reserves in existing oil pools.

         ARC has non-operated interests in the Weyburn and Midale units in
         Saskatchewan where operators have implemented CO(2) injection programs to increase recoverable oil reserves. In 2008, ARC initiated a CO(2) pilot program at Redwater in Alberta.
     >>

     ARC provides returns to unitholders through monthly cash distributions and the potential for capital appreciation. ARC currently distributes $0.10 per unit per month to its unitholders. Since ARC's inception in July 1996, ARC has distributed $3.7 billion or $25.58 per unit. The remaining cash flow is used to fund reclamation costs and a portion of capital expenditures. During the first half of 2010, cash flow and proceeds from the DRIP program funded
$204 million of capital expenditures and a net withdrawal of $1.4 million to the reclamation funds.
     ARC's unitholders can also benefit from potential capital appreciation associated with increased market values for ARC's production and reserves.
ARC's management strives to replace and grow both production and reserves through drilling new wells and associated oil and natural gas development activities and opportunistic acquisitions. To support this, the majority of
ARC's annual capital budget is deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs and the acquisition of undeveloped land.
     Tables 1 and 2 below outline ARC's success in executing its business strategy in pursuit of value creation. Table 1 details ARC's normalized production, reserves and distributions per unit over the past three periods:

     <<
     Table 1
     -------------------------------------------------------------------------
                                                        Full year   Full year
     Per Trust Unit               Q2 2010     YTD 2010       2009        2008
     -------------------------------------------------------------------------
     Normalized production, boe
      per unit(1)(2)                 0.27        0.27        0.27        0.29
     Normalized reserves, boe
      per unit(1)(3)                  N/A         N/A        1.57        1.42
     Distributions per unit         $0.30       $0.60       $1.28       $2.67
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Normalized indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable
         comparability of per unit values.
     (2) Production per unit represents daily average production (boe) per thousand trust units and is calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.
     (3) Reserves per unit are calculated based on proved plus probable reserves (boe), as determined by ARC's independent reserve evaluator solely at year-end, divided by period end trust units outstanding including trust units issuable for exchangeable shares.
     >>

     ARC's business plan has resulted in significant operational success and contributed to a trailing five year annualized return per unit of 9.4 per cent
(Table 2).

     <<
     Table 2
     -------------------------------------------------------------------------
     Total Returns(1)                        Trailing    Trailing    Trailing
     ($ per unit except for per cent)        One Year  Three Year   Five Year
     -------------------------------------------------------------------------
     Distributions per unit                      1.20        5.75       10.44
     Capital appreciation per unit               1.92       (2.01)      (0.21)
     Annualized total return per unit           17.7%        6.0%        9.4%
     Total return per unit                      17.7%       19.0%       57.0%
     S&P/TSX Exploration & Producers Index
      total return                              11.9%      (8.8)%       27.3%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Calculated as at June 30, 2010.
     >>

     2010 Guidance and Financial Highlights

     Table 3 is a summary of ARC's 2010 Guidance and a review of 2010 year-to-date actual results for the second quarter as compared to guidance:

     <<
     Table 3
     -------------------------------------------------------------------------
                                        2010 Guidance  2010 Actual   % Change
                                                              YTD
     -------------------------------------------------------------------------
     Production (boe/d)               72,500 - 74,500      66,705           -
     -------------------------------------------------------------------------
     Expenses ($/boe):
       Operating costs                          10.30       10.38           1
       Transportation                            1.00        1.14          14
       G&A expenses (cash & non-cash)            2.85        3.12           9
       Interest                                  1.40        1.52           9
     Capital expenditures ($ millions)            625       272.3           -
     Annual weighted average trust
      units and trust units issuable
      (millions)                                  264         253           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     These guidance figures assume that the Storm acquisition will close on
August 17, 2010. The first half 2010 results were in line with guidance with the exception of transportation, general and administrative ("G&A") expenses, and interest. Transportation exceeded guidance due to transportation costs incurred on a take-or-pay contract relating to gas deliveries from the Dawson
Phase 1 gas plant that commenced two months prior to the commissioning of the plant. Cash G&A expenses to date are $2.49 per boe as compared to guidance of
$2 per boe. G&A exceeded guidance due to higher staff compensation cost arising from a special performance bonus approved by the Board of Directors due to exceptional 2009 results. Interest exceeded guidance as a result of a one-time make whole premium payment on the early retirement of some senior secured notes. Revisions to the guidance for the aforementioned items have not been made at this time as these items are expected to normalize during the course of 2010. The 2010 Guidance provides unitholders with information on management's expectations for results of operations, excluding any acquisitions or dispositions for 2010. Readers are cautioned that the 2010
Guidance may not be appropriate for other purposes.

     2010 Second Quarter Financial and Operational Results

     Financial Highlights

     <<
     Table 4
     -------------------------------------------------------------------------
                          Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
     (Cdn$ millions,
      except per unit
      and volume data) 2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Cash flow from
      operating
      activities      162.8     104.3        56     321.5     228.6        41
     Cash flow from
      operating
      activities per
      unit(1)          0.64      0.44        45      1.27      0.98        30
     Net income        44.9      66.1       (32)    184.3      88.4       108
     Net income per
      unit(2)          0.18      0.28       (36)     0.74      0.38        95
     Distributions
      per unit(3)      0.30      0.32        (6)     0.60      0.68       (12)
     Distributions
      as a per cent
      of cash flow
      from operating
      activities         46        72       (36)       47        69       (32)
     Average daily
      production
      (boe/d)(4)     66,208    63,969         4    66,705    64,418         4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at period end.
     (2) Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.
     (3) Based on number of trust units outstanding at each cash distribution date.
     (4) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf: 1 bbl.
         The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.
     >>

     Cash Flow from Operating Activities

     Cash flow from operating activities increased by 56 per cent in the second quarter of 2010 to $162.8 million from $104.3 million in the second quarter of 2009. The increase was primarily attributed to higher commodity prices and increased cash gains on risk management contracts offset by higher royalties. Details of the change in cash flow from operating activities in the second quarter of 2009 to the second quarter of 2010 are presented in Table 5.

     <<
     Table 5
     -------------------------------------------------------------------------
                                                         ($ per
                                          ($ millions) trust unit)  (% Change)
     -------------------------------------------------------------------------
     Q2 2009 Cash flow from Operating
     Activities                                 104.3        0.44           -
     -------------------------------------------------------------------------
     Volume variance                              8.2        0.03         7.9
     Price variance                              33.3        0.14        31.9
     Cash gains on risk management
      contracts                                  20.7        0.09        19.8
     Royalties                                  (20.0)      (0.08)      (19.2)
     Expenses:
       Transportation                            (2.8)      (0.01)       (2.7)
       Operating(1)                              (5.5)      (0.02)       (5.3)
       Cash G&A                                  (1.5)      (0.01)       (1.4)
       Interest                                   0.2           -         0.2
       Realized foreign exchange gain             0.1           -         0.1
     Weighted average trust units                   -       (0.05)          -
     Non-cash and other items(2)                 25.8        0.11        24.7
     -------------------------------------------------------------------------
     Q2 2010 Cash flow from Operating
      Activities                                162.8        0.64           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.
     (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.
     >>

     Year-to-date cash flow from operating activities increased by 41 per cent in 2010 to $321.5 million from $228.6 million in the first half of 2009. The increase was attributed to higher commodity prices and higher volumes, offset by higher royalties. Details of the change in cash flow from operating activities during the first half of 2009 to the first half of 2010 are presented in Table 5a.

     <<
     Table 5a
     -------------------------------------------------------------------------
                                                         ($ per
                                          ($ millions) trust unit)  (% Change)
     -------------------------------------------------------------------------
     YTD 2009 Cash flow from Operating
     Activities                                 228.6        0.98           -
     -------------------------------------------------------------------------
     Volume variance                             16.3        0.07         7.2
     Price variance                             114.0        0.49        49.9
     Cash gains on risk management
      contracts                                   5.7        0.02         2.5
     Royalties                                  (34.9)      (0.15)      (15.3)
     Expenses:
       Transportation                            (3.2)      (0.01)       (1.4)
       Operating(1)                              (2.1)      (0.01)       (0.9)
       Cash G&A                                 (12.3)      (0.05)       (5.4)
       Interest                                  (5.0)      (0.02)       (2.2)
       Realized foreign exchange loss            (0.4)          -        (0.2)
     Weighted average trust units                   -       (0.11)          -
     Non-cash and other items(2)                 14.8        0.06         6.5
     -------------------------------------------------------------------------
     YTD 2010 Cash flow from Operating
      Activities                                321.5        1.27           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.
     (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.
     >>

     2010 Cash Flow from Operating Activities Sensitivity

     Table 6 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment and the resulting impact on cash flows from operating activities in total and per trust unit:

     <<
     Table 6
     -------------------------------------------------------------------------
                                                          Impact on Annual
                                                           Cash Flow from
                                                       Operating Activities(4)
     Business Environment(1)               Assumption      Change      $/Unit
     -------------------------------------------------------------------------
     Oil price (US$WTI/bbl)(2)(3)            $  85.00    $   1.00    $   0.04
     Natural gas price (Cdn$AECO/mcf)(2)(3)  $   4.25    $   0.10    $   0.03
     Cdn$/US$ exchange rate(2)(3)(5)             1.05    $   0.01    $   0.03
     Interest rate on debt(2)                %   4.00%    1.0    $   0.01
     Operational
     Liquids production volume (bbl/d)         31,500%    1.0    $   0.03
     Gas production volumes (mmcf/d)            240.0%    1.0    $   0.01
     Operating expenses per boe              $  10.30%    1.0    $   0.01
     Cash G&A and Whole Unit Plan expenses
      per boe                                $   2.85%   10.0    $   0.03
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
     (2) Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on annual cash flow from operating activities would only be applicable within a limited range of these amounts.
     (3) Analysis does not include the effect of hedging contracts.
     (4) Assumes constant working capital.
     (5) Includes impact of foreign exchange on crude oil prices that are presented in U.S. dollars. This amount does not include a foreign exchange impact relating to natural gas prices as they are presented in Canadian dollars in this sensitivity.
     >>

     Net Income

     Net income in the second quarter of 2010 was $44.9 million ($0.18 per unit), a $21.2 million decrease as compared to $66.1 million ($0.28 per unit)
in the second quarter of 2009. While ARC realized higher revenues net of royalties and realized risk management contracts of $42.2 million compared to the second quarter of the prior year, net income was impacted by the following non-cash items during the second quarter of 2010 relative to the second quarter in 2009:

     <<
     -   Higher foreign exchange losses of $52.6 million resulting from a
         $12.6 million foreign exchange loss compared to a $40 million foreign exchange gain in the second quarter of 2009.

     -   Higher unrealized risk management contracts gain of $7.2 million resulting from a $6.6 million unrealized risk management contracts gain compared to a $0.6 million unrealized risk management contracts loss in the second quarter of 2009.

     -   Lower future income tax recovery of $7.3 million resulting from a
         $5.7 million future income tax recovery compared to a $13 million future income tax recovery in the second quarter of 2009.
     >>

     Production

     Production volumes averaged 66,208 boe per day in the second quarter of
2010 compared to 63,969 boe per day in the same period of 2009 as detailed in
Table 7. The increase in second quarter 2010 production is a result of an acquisition that closed in late 2009, new wells coming on production and the start-up of a new gas plant in the Dawson area that began processing gas in
May 2010.

     <<
     Table 7
     -------------------------------------------------------------------------
                          Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
     Production        2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Light & medium
      crude oil
      (bbl/d)        26,439    25,901         2    26,557    26,805        (1)
     Heavy oil
      (bbl/d)           915     1,016       (10)      939     1,051       (11)
     Natural gas
      (mmcf/d)        211.2     200.2         5     214.5     197.0         9
     Natural gas
      liquids ("NGL")
      (bbl/d)         3,655     3,679        (1)    3,455     3,721        (7)
     -------------------------------------------------------------------------
     Total production
      (boe/d)(1)     66,208    63,969         4    66,705    64,418         4
     % Natural gas
      production         53        52         2        54        51         6
     % Crude oil and
      liquids
      production         47        48        (2)       46        49        (6)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Reported production for a period may include minor adjustments from previous production periods.
     >>

     Second quarter 2010 light and medium crude oil production increased to
26,439 barrels per day compared to 25,901 barrels per day in 2009, while heavy oil production declined by 101 barrels per day. The increase in light and medium oil production is mainly attributable to the acquisition of additional properties in Ante Creek in late 2009 and a successful drilling program at
Goodlands, which helped offset natural decline. Natural gas production was
211.2 mmcf per day in the second quarter of 2010, an increase of five per cent from the 200.2 mmcf per day produced in the second quarter of 2009. The increase is also mainly attributable to the late 2009 acquisition of Ante
Creek properties as well as new production from wells in the Montney West area that were tied into the new Dawson gas plant.
     ARC's objective is to maintain annual production, to the fullest extent possible, through the drilling of wells and other development activities while giving consideration to capital spending constraints and the economics of developing ARC's resources. In fulfilling this objective, there may be fluctuations in production resulting from the timing of new wells coming on-stream. During the second quarter of 2010, ARC drilled 15 gross wells (15 net wells) on operated properties; 4 gross oil wells, and 11 gross natural gas wells with a 100 per cent success rate.
     ARC expects that 2010 full year production will average approximately
72,500 to 74,500 boe per day, that it will drill a total of approximately 200 gross (185 net) wells on operated properties and participate in an additional
91 gross wells (18 net) to be drilled on non-operated properties. ARC estimates that total 2010 production will increase from a range of 11 to 14 per cent over 2009 production levels as a result of its 2010 drilling program and the start-up of its new gas plant in the Dawson area.

     Table 8 summarizes ARC's production by core area:

     <<
     Table 8
     -------------------------------------------------------------------------
                                         Three Months Ended June 30, 2010
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     6,684       1,391        25.7       1,009
     N.E. BC & N.W. AB             16,286         664        89.1         773
     Northern AB                   10,826       4,453        33.3         820
     Pembina & Redwater            13,117       9,355        17.1         915
     S.E. AB & S.W. Sask.           8,469       1,055        44.4          11
     S.E. Sask. & MB               10,826      10,436         1.6         127
     -------------------------------------------------------------------------
     Total                         66,208      27,354       211.2       3,655
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                        Three Months Ended June 30, 2009
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     6,918       1,084        28.4       1,101
     N.E. BC & N.W. AB             14,477         708        78.3         718
     Northern AB                    8,981       3,976        25.2         801
     Pembina & Redwater            13,214       9,181        18.7         919
     S.E. AB & S.W. Sask.           9,026       1,001        48.1          12
     S.E. Sask. & MB               11,353      10,967         1.5         128
     -------------------------------------------------------------------------
     Total                         63,969      26,917       200.2       3,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Provincial references: AB is Alberta, BC is British Columbia, Sask.
         is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.
     >>

     Table 8a summarizes ARC's production by core area for the first half of
2010:

     <<
     Table 8a
     -------------------------------------------------------------------------
                                          Six Months Ended June 30, 2010
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     6,638       1,311        25.9       1,008
     N.E. BC & N.W. AB             16,577         677        91.0         724
     Northern AB                   10,913       4,579        32.9         859
     Pembina & Redwater            13,124       9,322        18.3         752
     S.E. AB & S.W. Sask.           8,542       1,050        44.9          12
     S.E. Sask. & MB               10,911      10,557         1.5         100
     -------------------------------------------------------------------------
     Total                         66,705      27,496       214.5       3,455
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                          Six Months Ended June 30, 2009
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     7,023       1,236        28.1       1,108
     N.E. BC & N.W. AB             14,050         731        75.8         674
     Northern AB                    9,235       4,163        25.3         853
     Pembina & Redwater            13,504       9,413        18.9         946
     S.E. AB & S.W. Sask.           8,909         998        47.4          13
     S.E. Sask. & MB               11,697      11,315         1.5         127
     -------------------------------------------------------------------------
     Total                         64,418      27,856       197.0       3,721
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Provincial references: AB is Alberta, BC is British Columbia, Sask.
         is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.
     >>

     Revenue

     Revenue was $276.7 million in the second quarter of 2010, an increase of
$41.5 million over 2009 revenue of $235.2 million. Of the $41.5 million increase, $40.5 million related to the increase in commodity prices for crude oil, natural gas, and natural gas liquids, with the remaining $1 million attributable to higher volumes.
     A breakdown of revenue is outlined in Table 9:

     <<
     Table 9
     -------------------------------------------------------------------------
                          Three Months Ended            Six Months Ended
     Revenue                   June 30                      June 30
     ($ millions)      2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Oil revenue      179.2     153.7        17     368.9     274.1        35
     Natural gas
      revenue          79.2      68.0        16     185.5     158.6        17
     NGL revenue       17.6      13.0        35      35.3      26.2        35
     -------------------------------------------------------------------------
     Total commodity
      revenue         276.0     234.7        18     589.7     458.9        29
     Other revenue      0.7       0.5        40       1.1       1.5       (27)
     -------------------------------------------------------------------------
     Total revenue    276.7     235.2        18     590.8     460.4        28
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Commodity Prices Prior to Hedging

     Table 10
     -------------------------------------------------------------------------
                          Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
                       2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Average
      Benchmark
      Prices
     AECO gas
      ($/mcf)(1)       3.86      3.66         5      4.60      4.64        (1)
     WTI oil
      (US$/bbl)(2)    77.99     59.62        31     78.39     51.46        52
     Cdn$/US$
      exchange rate    1.03      1.16        11      1.03      1.20        14
     WTI oil
      (Cdn$/bbl)      80.07     69.25        16     81.00     61.59        32
     -------------------------------------------------------------------------
     ARC Realized
      Prices Prior
      to Hedging
     Oil ($/bbl)      71.98     62.74        15     74.12     54.36        36
     Natural gas
      ($/mcf)          4.12      3.73        10      4.78      4.45         7
     NGL ($/bbl)      53.02     38.89        36     56.44     38.88        45
     -------------------------------------------------------------------------
     Total commodity
      revenue before
      hedging ($/boe) 45.82     40.32        14     48.84     39.36        24
     Other revenue
      ($/boe)          0.11      0.09        22      0.09      0.13       (31)
     -------------------------------------------------------------------------
     Total revenue
      before hedging
      ($/boe)         45.93     40.41        14     48.93     39.49        24
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Represents the AECO monthly posting.
     (2) WTI represents posting price of West Texas Intermediate oil.
     >>

     Oil prices continued to recover in the second quarter of 2010 with WTI averaging US$77.99 per barrel as compared to US$59.62 per barrel for the second quarter of 2009. Actual realized oil prices lagged behind WTI as a result of the strengthening of the Canadian dollar compared to the U.S. dollar partially mitigated by a narrowing of price differentials. ARC's crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the total. The realized price for
ARC's oil, before hedging, was $71.98 per barrel, a 15 per cent increase over the second quarter 2009 realized price of $62.74 per barrel.
     Natural gas prices increased by five percent in the second quarter of
2010 in comparison to the second quarter of 2009. Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $3.86 per mcf in the second quarter of 2010 compared to $3.66 per mcf in the same period of 2009. ARC's realized gas price, before hedging, increased by ten per cent to $4.12 per mcf compared to $3.73 per mcf in the second quarter of 2009. From
April 2010 to June 2010, the AECO daily index steadily increased. The start-up of the Dawson gas plant and the subsequent increase in ARC's gas production coincided with the increase in gas prices so that ARC's realized gas price for the quarter was higher than both the quarterly average AECO monthly index and
AECO daily index. ARC's realized gas price is based on its natural gas sales portfolio consisting of sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. The outlook on natural gas prices remains weak, with North
American storage levels being unusually high for this time of year. The forward curve for natural gas prices has remained constant from the first quarter of 2010 to the second quarter of 2010, with prices expected to range from $3.50 to $4.50 per mcf for the remaining two quarters of 2010.
     Prior to hedging activities, ARC's total realized commodity price was
$45.82 per boe in the second quarter of 2010, a 14 per cent increase from the
$40.32 per boe received prior to hedging in the second quarter of 2009.

     Risk Management and Hedging Activities

     ARC maintains a risk management program to reduce the volatility of revenues and increase the certainty of cash flows, and to protect acquisition and development economics.
     Gains or losses on risk management contracts comprise realized and unrealized gains or losses that do not meet the accounting definition requirements of an effective hedge, even though ARC considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the Consolidated
Statements of Income and Deficit.
     During the second quarter of 2010, ARC realized $18.8 million of cash gains on its risk management contracts. The largest contributor to the cash gains was $17.9 million recorded on ARC's natural gas swaps, offset by cash losses of $3.5 million on ARC's natural gas basis swap contracts.
     In the second quarter of 2010, ARC recorded a $6.6 million unrealized mark-to-market gain on its risk management contracts, resulting in a net fair value of $86 million at June 30, 2010. The net gain position is primarily attributed to ARC's crude oil contracts, with the June 30, 2010 forward outlook on WTI softening slightly from March 31, 2010. ARC also recorded a
$14.9 million unrealized loss on its natural gas contracts that was due to the realization of gains during the second quarter of 2010 that had been recognized in previous periods. The fair value of risk management contracts represent the expected market price to buy-out ARC's contracts as of June 30,
2010 and may differ from what will eventually be realized.
     Table 11 summarizes the total gain (loss) on risk management contracts for the second quarter of 2010 as compared to the same period in 2009:

     <<
     Table 11
     -------------------------------------------------------------------------
     Risk
     Management
     Contracts    Crude Oil   Natural   Foreign             Q2 2010   Q2 2009
     ($ millions) & Liquids       Gas  Currency   Power(3)    Total     Total
     -------------------------------------------------------------------------
     Realized
      cash gain
      (loss) on
      contracts(1)      3.0      14.4       0.3       1.1      18.8      (1.9)
     Unrealized
      gain (loss)
      on
      contracts(2)     18.7     (14.9)      0.7       2.1       6.6      (0.6)
     -------------------------------------------------------------------------
     Total gain
      (loss) on
      risk
      management
      contracts        21.7      (0.5)      1.0       3.2      25.4      (2.5)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
     (2) The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.
     (3) Amounts presented in Table 11 exclude a $0.2 million realized gain and a $0.5 million unrealized gain for ARC's power contracts that have been designated as effective hedges for accounting purposes
         (2009 - realized losses of $0.9 million and unrealized losses of $0.2 million, respectively). Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and
         Accumulated Other Comprehensive Income.
     >>

     Table 11a summarizes the total gain (loss) on risk management contracts for the first half of 2010 as compared to the same period in 2009:

     <<
     Table 11a
     -------------------------------------------------------------------------
     Risk
     Management
     Contracts    Crude Oil   Natural   Foreign            YTD 2010  YTD 2009
     ($ millions) & Liquids       Gas  Currency   Power(3)    Total     Total
     -------------------------------------------------------------------------
     Realized
      cash gain on
      contracts(1)      3.2      14.6       1.6       0.7      20.1      14.4
     Unrealized
      gain (loss)
      on
      contracts(2)     16.2      69.3       0.1       4.7      90.3      (7.2)
     -------------------------------------------------------------------------
     Total gain
      on risk
      management
      contracts        19.4      83.9       1.7       5.4     110.4       7.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
     (2) The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.
     (3) Amounts presented in Table 11a exclude a nominal realized loss and a
         $0.5 million unrealized gain for ARC's power contracts that have been designated as effective hedges for accounting purposes (2009 -
         realized losses of $0.8 million and unrealized losses of $3.2 million, respectively). Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and
         Accumulated Other Comprehensive Income.
     >>

     ARC currently limits the amount of forecast production that can be hedged to a maximum 50 per cent. The following table is a summary of ARC's risk management contract positions for crude oil and natural gas as at June 30,
2010.

     <<
     Table 12
     -------------------------------------------------------------------------
     Hedge Positions
     As at June 30, 2010(1)(2)
                                       Q3 2010                  Q4 2010
     -------------------------------------------------------------------------
     Crude Oil                    US$/bbl    bbl/day      US$/bbl     bbl/day
     -------------------------------------------------------------------------
       Sold Call                    92.00     15,000        92.00      15,000
       Bought Put                   76.67     15,000        76.67      15,000
       Sold Put                     59.09     11,000        59.09      11,000
     -------------------------------------------------------------------------
     Natural Gas                  Cdn$/GJ     GJ/day      Cdn$/GJ      GJ/day
     -------------------------------------------------------------------------
       Swap                          5.60    101,101         5.61      87,110
       Sold Call                     5.05     10,000         5.05      10,000
       Bought Put                    4.00     10,000         4.00      10,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Hedge Positions
     As at June 30, 2010(1)(2)
                                       Q1 2011                 Q2-Q4 2011
     -------------------------------------------------------------------------
     Crude Oil                    US$/bbl    bbl/day      US$/bbl     bbl/day
     -------------------------------------------------------------------------
       Sold Call                   100.00      5,000       100.00       5,000
       Bought Put                   80.00      5,000        80.00       5,000
       Sold Put                     60.00      5,000        60.00       5,000
     -------------------------------------------------------------------------
     Natural Gas                  Cdn$/GJ     GJ/day      Cdn$/GJ      GJ/day
     -------------------------------------------------------------------------
       Swap                          6.06     45,000         6.06    45,000(3)
       Sold Call                        -          -            -           -
       Bought Put                       -          -            -           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all
         NYMEX positions to an AECO equivalent price based on offsetting basis positions and the quarter end exchange rate.
     (2) In addition to positions shown here, ARC has entered into additional basis positions. Please refer to note 7 in the Notes to the
         Consolidated Financial Statements for full details of ARC's risk management positions as of June 30, 2010.
     (3) The natural gas positions for 2011 extend until December 31, 2013 for the same volume and price levels.
     >>

     Table 12 should be interpreted as follows, using the third quarter 2010 crude oil hedges as an example. To accurately analyze ARC's hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how the chart above can be interpreted for approximate values for the third quarter of 2010:

     <<
     -   If the market price is below $59.09 per barrel, ARC will receive
         $76.67 per barrel less the difference between $59.09 per barrel and the market price on 11,000 barrels per day. For example if the market price is at $55 per barrel ARC will receive $72.58 per barrel on
         11,000 barrels per day and $76.67 per barrel on 4,000 barrels per day.
     -   If the market price is between $59.09 per barrel and $76.67 per barrel, ARC will receive $76.67 per barrel on 15,000 barrels per day.
     -   If the market price is between $76.67 per barrel and $92 per barrel,
         ARC will receive the market price on 15,000 barrels per day.
     -   If the market price exceeds $92 per barrel, ARC will receive $92 per barrel on 15,000 barrels per day.
     >>

     Operating Netbacks

     ARC's operating netback, before realized hedging gains and losses, increased six per cent to $25.30 per boe in the second quarter of 2010 compared to $23.82 per boe in the same period of 2009. The increase in netbacks is due mainly to the increase in commodity prices partially offset by an increase in royalties in the period.
     ARC's second quarter 2010 netback, after realized hedging gains and losses, was $28.38 per boe, a 21 per cent increase from the same period in
2009. The 2010 netback includes net gains recorded on ARC's crude oil and natural gas risk management contracts during the quarter of $3.08 per boe compared to a net loss of $0.46 per boe recorded for the same period in 2009.
     The components of operating netbacks are summarized in Table 13:

     <<
     Table 13
     -------------------------------------------------------------------------
                                Heavy                        Q2 2010  Q2 2009
     Netbacks     Crude Oil       Oil       Gas       NGL      Total    Total
     ($ per boe)     ($/bbl)   ($/bbl)   ($/mcf)   ($/bbl)   ($/boe)   ($/boe)
     -------------------------------------------------------------------------
     Weighted
      average
      sales price     72.29     63.00      4.12     53.02     45.82     40.32
     Other revenue        -         -         -         -      0.11      0.09
     -------------------------------------------------------------------------
     Total revenue    72.29     63.00      4.12     53.02     45.93     40.41
     Royalties       (12.65)    (8.68)    (0.57)   (16.17)    (7.89)    (4.72)
     Transportation   (0.38)    (1.18)    (0.34)        -     (1.28)    (0.85)
     Operating
      costs(1)       (15.74)   (15.42)    (1.38)   (10.10)   (11.46)   (11.02)
     -------------------------------------------------------------------------
     Netback prior
      to hedging      43.52     37.72      1.83     26.75     25.30     23.82
     Realized gain
      (loss) on risk
      management
      contracts(2)     1.73         -      0.75         -      3.08     (0.46)
     -------------------------------------------------------------------------
     Netback after
      hedging         45.25     37.72      2.58     26.75     28.38     23.36
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Table 13a
     -------------------------------------------------------------------------
                                Heavy                       YTD 2010 YTD 2009
     Netbacks     Crude Oil       Oil       Gas       NGL      Total    Total
     ($ per boe)     ($/bbl)   ($/bbl)   ($/mcf)   ($/bbl)   ($/boe)   ($/boe)
     -------------------------------------------------------------------------
     Weighted
      average
      sales price     74.45     65.49      4.78     56.44     48.84     39.36
     Other revenue        -         -         -         -      0.09      0.13
     -------------------------------------------------------------------------
     Total revenue    74.45     65.49      4.78     56.44     48.93     39.49
     Royalties       (13.02)    (8.47)    (0.63)   (17.39)    (8.24)    (5.53)
     Transportation   (0.25)    (1.14)    (0.31)        -     (1.14)    (0.90)
     Operating
      costs(1)       (13.43)   (13.28)    (1.37)    (8.60)   (10.38)   (10.57)
     -------------------------------------------------------------------------
     Netback prior
      to hedging      47.75     42.60      2.47     30.45     29.17     22.49
     Realized gain
      on risk
      management
      contracts(2)     0.82         -      0.38         -      1.53      0.76
     -------------------------------------------------------------------------
     Netback after
      hedging         48.57     42.60      2.85     30.45     30.70     23.25
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.
     (2) Realized gain (loss) on risk management contracts include the settlement amounts for crude oil and natural gas and power contracts.
         Foreign exchange and interest contracts are excluded from the net back calculation.
     >>

     Royalties as a percentage of pre-hedged commodity revenue net of transportation increased from 11.9 per cent ($4.72 per boe) in the second quarter of 2009 to 17.2 per cent ($7.89 per boe) in 2010. In the second quarter of 2009, ARC recorded one-time credits relating to additional operating cost deductions that are applied in determining the natural gas royalties in British Columbia. In addition, with the increase in commodity prices in the second quarter of 2010 relative to the same period in 2009, the price component of crown royalty rates contributed to the increase in royalties.
     The Alberta Royalty Framework ("Framework" or "ARF") took effect January
1, 2009 and provides for sliding scale crown royalty rates, whereby rates increase in high commodity price environments and decrease in low commodity price environments. The 2010 royalty rate is in line with management's expectations due to the low natural gas price environment.
     Royalty rates in the other western provinces vary with production levels and price but to a lesser extent than Alberta royalty rates. Table 14 estimates the royalties applicable to production from ARC's properties at various price levels.

     <<
     Table 14
     -------------------------------------------------------------------------
     Royalty Rates - Forecast for 2010
     -------------------------------------------------------------------------
     Edmonton posted oil (Cdn/$/bbl)(1)           $60         $80        $100
     AECO natural gas (Cdn$/mcf)(1)             $4.00       $5.50       $6.50
     -------------------------------------------------------------------------
     Alberta royalty rate                       12.6%       18.1%       22.6%
     Saskatchewan royalty rate(2)               17.9%       17.9%       17.9%
     British Columbia royalty rate(2)           17.0%       17.0%       17.0%
     Manitoba royalty rate(2)                   13.0%       13.0%       13.0%
     -------------------------------------------------------------------------
     Total Corporate Royalty Rate               14.6%       17.8%       20.4%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Before quality differentials.
     (2) Royalty rate includes Crown, freehold and gross override royalties for all jurisdictions in which ARC operates.
     >>

     Following the implementation of the ARF, the Alberta Government introduced certain transitional rates and incentive programs to provide royalty relief to producers and to encourage continued drilling activity in the province. ARC will be eligible for the Alberta programs assuming the necessary criteria are met and required elections are filed. The drilling credit program applies to new wells drilled between April 1, 2009 and March
31, 2011. As at June 30, 2010, ARC has received or accrued credits of $8.1 million and estimates it will generate a maximum $15.5 million credit over the life of the program based on forward looking prices. ARC is automatically eligible for the reduced royalty rate incentive on new production for wells coming on production between April 1, 2009 and March 31, 2011. These wells will receive a crown royalty rate of five per cent subject to certain production limits. During the second quarter of 2010 the Alberta government clarified specific details of their competitive review that resulted in changes to some of the existing programs. These changes will come into effect
January 1, 2011.
     During 2009, the British Columbia government announced a new stimulus package designed to attract investment and produce immediate economic benefits for the province. The stimulus package included royalty incentives in the form of reduced royalty rates for wells drilled in the province between September
1, 2009 and June 30, 2010 and modifications to the existing deep well drilling program to increase available credits and expand depth criteria whereby additional wells may qualify for the program. ARC estimates that the deep well drilling credits could save approximately $1 million per horizontal well drilled. These credits will be recorded as a reduction to royalty expense to the extent that royalties are incurred on the well drilled.
     In addition, the British Columbia government implemented a two per cent maximum royalty rate for a period of 12 months on wells drilled and produced from between September 30, 2009 and June 30, 2010. The majority of ARC's
Montney wells qualify for the deep drilling credit. For wells that do not qualify, the impact of the two per cent maximum royalty incentive is approximately $1 million per well at natural gas prices of $3 per mcf to $2.5 million per well at natural gas prices of $7 per mcf. Wells that qualify for the drilling credit program must draw down the drilling credit before qualifying for the reduced royalty program. Management plans to drill wells in
British Columbia on operated properties during the incentive period in order to maximize the total benefit to ARC and its unitholders. During the first six months of 2010, new wells drilled that qualified for the two per cent royalty incentive were brought on production.
     Operating costs increased to $11.46 per boe in the second quarter of 2010 compared to $11.02 per boe in 2009. The increase is attributable to higher power costs and higher than normal seasonal maintenance costs. Furthermore, the start-up of the Dawson gas plant and some of its initial operational challenges discussed previously slightly impacted the total increase in operating costs. ARC has entered into financial contracts to protect netbacks against high power costs. During the second quarter of 2010 and 2009, ARC recorded a realized gain of $0.19/boe and a loss of $0.08/boe, respectively, on risk management contracts related to power hedging.

     General and Administrative ("G&A") Expenses and Long-term Incentive
Compensation

     G&A, prior to long-term incentive payments under the Whole Unit Plan and net of overhead recoveries on operated properties, increased 41 per cent to
$14.4 million in the second quarter of 2010 from $10.2 million in 2009. The increase in G&A is mainly due to higher compensation levels in the second quarter of 2010 relative to the same period in 2009 and an increase in rent expense due to the relocation of ARC's head office. ARC realized higher operating recoveries from its partners due to a larger capital program, which partially offset the increase in G&A.
     ARC did not make any payments under the Whole Unit Plan in the second quarter of 2010. For the six months ended June 30, 2010 a cash payment was made of $15.1 million, of which $11 million was recorded in G&A with the remaining $4.1 million recorded to operating costs and property, plant and equipment. The next cash payment under the Whole Unit Plan is scheduled to occur in September 2010.
     Table 15 is a breakdown of G&A and incentive compensation expense under the Whole Unit Plan:

     <<
     Table 15
     -------------------------------------------------------------------------
                           Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
     G&A and Trust Unit
      Incentive
      Compensation
      Expense
     ($ millions except
      per boe)         2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     G&A expenses      18.7      13.8        36      37.7      28.6        32
     Operating
      recoveries       (4.3)     (3.6)       20      (7.6)     (8.0)       (5)
     -------------------------------------------------------------------------
     Cash G&A expenses
      before Whole
      Unit Plan        14.4      10.2        41      30.1      20.6        46
     Cash Expense -
      Whole Unit Plan     -         -         -      11.0       5.6        96
     -------------------------------------------------------------------------
     Cash G&A expenses
      including Whole
      Unit Plan        14.4      10.2        41      41.1      26.2        57
     Accrued
      compensation -
      Whole Unit Plan   2.1       7.3       (71)     (3.4)     (3.6)       (6)
     -------------------------------------------------------------------------
     Total G&A and
      incentive
      compensation
      expense          16.5      17.5        (6)     37.7      22.6        67
     -------------------------------------------------------------------------
     Total G&A and
      incentive
      compensation
      expense per
      boe              2.74      2.99        (8)     3.12      1.94        61
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     A non-cash Whole Unit Plan expense of $2.1 million ($0.35 per boe) was recorded in the second quarter of 2010 compared to an expense of $7.3 million
($1.25 per boe) in the second quarter of 2009. The expense recorded fluctuates from quarter to quarter based on the value of the underlying trust unit and the amount of whole unit plan grants outstanding.

     Whole Unit Plan

     The Whole Unit Plan is designed to offer each employee, officer and director (the "plan participants") cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs")
for which the number of units is variable and will vest at the end of three years.
     Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the total return performance of ARC compared to its peers.
Total return is calculated as a sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. A performance multiplier is applied to the PTUs based on the percentile rank of
ARC's total unitholder return compared to its peers. The performance multiplier ranges from zero, if ARC's performance ranks in the bottom quartile, to two for top quartile performance.
     Table 16 shows the changes to the Whole Unit Plan during the first six months of 2010 along with the estimated value upon vesting of the plan as at
June 30, 2010:

     <<
     Table 16
     -------------------------------------------------------------------------
     Whole Unit Plan
     (units in thousands and          Number of    Number of            Total
      $ millions except per unit)           RTUs         PTUs   RTUs and PTUs
     -------------------------------------------------------------------------
     Balance, beginning of period          1,052        1,305           2,357
     Granted in the period                   241          224             465
     Vested in the period                   (249)        (151)           (400)
     Forfeited in the period                 (48)         (99)           (147)
     -------------------------------------------------------------------------
     Balance, end of period(1)               996        1,279           2,275
     Estimated distributions to
      vesting date(2)                        166          289             455
     -------------------------------------------------------------------------
     Estimated units upon vesting
      after distributions                  1,162        1,568           2,730
     Performance multiplier(3)                 -          1.1               -
     -------------------------------------------------------------------------
     Estimated total units upon vesting    1,162        1,730           2,892
     -------------------------------------------------------------------------
     Trust unit price at June 30, 2010     19.73        19.73           19.73
     Estimated total value upon
      vesting ($ millions)                  22.9         34.1            57.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Based on underlying units before performance multiplier and accrued distributions.
     (2) Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
     (3) The performance multiplier only applies to PTUs and was estimated to be 1.1 at June 30, 2010 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of ARC relative to its peers except during the first year of each grant where a performance multiplier of 1.0 is used.
     >>

     The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, ARC's G&A expense is subject to significant volatility.
     Table 17 is a summary of the range of future expected payments under the
Whole Unit Plan based on variability of the performance multiplier and units outstanding under the Whole Unit Plan as at June 30, 2010:

     <<
     Table 17
     -------------------------------------------------------------------------
     Value of Whole Unit Plan
      as at June 30, 2010                           Performance multiplier
     (units thousands and $ millions           -------------------------------
      except per unit)                              -        1.0          2.0
     -------------------------------------------------------------------------
     Estimated units to vest
       RTUs                                     1,162      1,162        1,162
       PTUs                                         -      1,568        3,136
     -------------------------------------------------------------------------
     Total units(1)                             1,162      2,730        4,298
     -------------------------------------------------------------------------
       Trust unit price(2)                      19.73      19.73        19.73
       Trust unit distributions per month(2)     0.10       0.10         0.10
     -------------------------------------------------------------------------
     Value of Whole Unit Plan upon vesting(3)    22.9       53.9         84.8
     -------------------------------------------------------------------------
       2010                                       4.8        9.1         13.5
       2011                                       9.4       17.3         25.0
       2012                                       6.9       20.7         34.5
       2013                                       1.8        6.8         11.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Includes additional estimated units to be issued under the Whole
         Unit Plan for accrued distributions to vesting date.
     (2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $19.73 and $0.10 per trust unit distributions based on the unit price and distribution levels in place at June 30, 2010.
     (3) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in
         March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.
     >>

     Due to the variability in the future payments under the plan, ARC estimates that between $22.9 million and $84.8 million will be paid out from
2010 through 2013 based on the current trust unit price, distribution levels and ARC's market performance relative to its peers.

     Interest and financing charges

     Interest and financing charges remained unchanged at $7.4 million in the second quarter of 2010 from $7.6 million in 2009 as net debt remained consistent between June 30, 2009 and June 30, 2010. As at June 30, 2010, ARC
has $670.8 million of long-term debt outstanding, of which $488.5 million was fixed at a weighted average interest rate of 5.8 per cent. On the remaining
$182.3 million, ARC pays a floating interest rate based on current market rates plus a credit spread of 60 to 70 basis points. Approximately 69 per cent
(US$433.2 million) of ARC's debt outstanding is denominated in U.S. dollars.

     Foreign Exchange Gains and Losses

     ARC recorded a loss of $12.6 million in the second quarter of 2010 on foreign exchange transactions compared to a gain of $40 million in 2009. These amounts include both realized and unrealized foreign exchange gains and losses.
     Table 18 shows the various components of foreign exchange gains and losses:

     <<
     Table 18
     -------------------------------------------------------------------------
     Foreign Exchange    Three Months Ended            Six Months Ended
      Gains/Losses             June 30                      June 30
     ($ millions)      2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Unrealized (loss)
      gain on U.S.
      denominated
      debt            (20.5)     42.6      (148)    (29.8)     28.3      (205)
     Realized gain
      (loss) on U.S.
      denominated
      debt              7.5      (2.9)      359      28.3      (3.0)        -
     Realized gain
      (loss) on U.S.
      denominated
      transactions      0.4       0.3        33      (0.3)      0.1      (400)
     -------------------------------------------------------------------------
     Total foreign
      exchange (loss)
      gain            (12.6)     40.0      (132)     (1.8)     25.4      (107)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements. During the second quarter of 2010, ARC realized a $7.5 million foreign exchange gain resulting from $91.6 million of net repayment of long-term debt under its credit facilities and a $6.4 million repayment of senior secured notes during the quarter. This debt repayment was financed with the issuance of US$150 million of new senior notes.
     Unrealized foreign exchange gains and losses are due to the revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain or loss impacts net income but does not impact cash flow from operating activities as it is a non-cash item. From March 31, 2010 to June 30, 2010, the Cdn$/US$ exchange rate increased from 1.02 to 1.06 resulting in an unrealized loss of $13 million on U.S. dollar denominated debt, offset by the removal of $7.5 million of realized foreign exchange gains from the unrealized foreign exchange balance. This results in a net unrealized foreign exchange loss of $20.5 million.

     Taxes

     In the second quarter of 2010, a future income tax recovery of $5.7 million was recorded compared to $13 million in 2009. The reduction in recovery in 2010 was primarily attributed to temporary differences associated with the carrying value of ARC's property, plant and equipment and its accumulated tax pools.
     The corporate income tax rate applicable to 2010 is 28 per cent; however
ARC and its subsidiaries did not pay any material cash income taxes for the second quarter of 2010. Currently, ARC's structure is such that both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.
     ARC plans to convert to a dividend paying corporation effective January
1, 2011. The board of directors has approved the overall strategy and the detailed implementation steps are currently being defined. The conversion plan will be mailed to unitholders prior to a unitholder meeting planned for
December 15, 2010. If a conversion from the trust structure to a corporation is approved by the unitholders, ARC expects there will be an opportunity to convert trust units to shares of the new corporation in a non-taxable manner;
however, unitholders should consult their own tax advisor for details on the direct impact to themselves. In addition, current plans would see a dividend policy similar to the existing distribution policy with dividends being paid monthly.
     Management continues to refine its plan for converting ARC Energy Trust to a corporation on January 1, 2011. Following the conversion, the corporation expects to allocate its cash flow to fund a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and cash payments to shareholders in the form of dividends. Current taxes payable by ARC after converting to a corporation will be subject to normal corporate tax rates.
Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.
As ARC has accumulated $2.2 billion of income tax pools for federal tax purposes, taxable income will be reduced or potentially eliminated for the initial period post conversion. The income tax pools (detailed in Table 19)
are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

     <<
     Table 19
     -------------------------------------------------------------------------
                                 Cdn$ millions at
     Income Tax Pool type           June 30, 2010        Annual deductibility
     -------------------------------------------------------------------------
     Canadian Oil and Gas
      Property Expense                      961.9       10% declining balance

     Canadian Development Expense           406.4       30% declining balance

     Canadian Exploration Expense            85.4                        100%

     Un-depreciated Capital Cost            524.8               Primarily 25%
                                                            declining balance

     Non-Capital Losses                     160.3                        100%

     Research and Experimental
      Expenditures                           22.2                        100%

     Other                                   27.7           Various rates, 7%
                                                     declining balance to 20%
     -------------------------------------------------------------------------
     Total Federal Tax Pools              2,188.7
     -------------------------------------------------------------------------
     Additional Alberta Tax Pools           177.6          Various rates, 25%
                                                    declining balance to 100%
     -------------------------------------------------------------------------
     Total Federal and Provincial Pools   2,366.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     After conversion, returns to shareholders are expected to be impacted by the reduction of cash flow required to pay current income taxes, if any. Over the long-term, we would expect Canadian investors who hold their trust units in a taxable account to be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust after 2010. However,
Canadian tax deferred investors (those holding their trust units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower after tax return on distributions in taxable years after
2010 due to the introduction of the SIFT Tax should ARC remain as a trust, and their inability to claim the dividend tax credit if ARC converts to a corporation.

     Depletion, Depreciation and Accretion of Asset Retirement Obligation

     The depletion, depreciation and accretion ("DD&A") rate remained fairly consistent at $16.86 per boe in the second quarter of 2010 from $16.89 per boe in the second quarter of 2009. ARC posted a large increase in proved reserves at year-end 2009; however, these reserves were offset by a significant increase in the future development costs required to convert proven undeveloped reserves to proven producing reserves. In the second quarter of
2010, ARC relocated to a new head office and began depreciating the associated leasehold improvements and construction costs. In previous periods, nominal depreciation had been recognized.
     A breakdown of the DD&A rate is summarized in Table 20:

     <<
     Table 20
     -------------------------------------------------------------------------
                           Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
     DD&A Rate
     ($ millions except
      per boe amounts) 2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Depletion of oil
      and gas
      assets(1)        98.3      94.9         4     197.5     190.0         4
     Depreciation of
      fixed assets      0.8         -       100       0.8         -       100
     Accretion of asset
      retirement
      obligation(2)     2.5       2.3         9       4.9       4.6         7
     -------------------------------------------------------------------------
     Total DD&A       101.6      97.2         5     203.2     194.6         4
     DD&A rate
      per boe         16.86     16.89         -     16.83     16.69         1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the reserves.
     (2) Represents the accretion expense on the asset retirement obligation during the year.
     >>

     Capital Expenditures and Net Acquisitions

     Capital expenditures, excluding acquisitions and dispositions, totaled
$144 million in the second quarter of 2010 compared to $48.9 million in the same period of 2009. This amount was incurred on drilling and completions, geological, geophysical, facilities expenditures, and undeveloped land.
     Of the total amount spent in the second quarter, $75.2 million was spent on ARC's resource plays, including $71.1 million for the Montney resource play in Northeast British Columbia and $2.4 million for the Cardium resource play in Alberta. A total of $58.5 million was spent on ARC's conventional oil and gas properties, $3.2 million on ARC's enhanced oil recovery initiatives, and the balance of $7.1 million was spent on corporate capital items relating mainly to ARC's new office space in downtown Calgary. Total capital expenditures are forecast to be $625 million in 2010.
     A breakdown of capital expenditures and net acquisitions is shown in
Table 21:

     <<
     Table 21
     -------------------------------------------------------------------------
                           Three Months Ended            Six Months Ended
                               June 30                      June 30
     -------------------------------------------------------------------------
     Capital
      Expenditures
     ($ millions)      2010      2009  % Change      2010      2009  % Change
     -------------------------------------------------------------------------
     Geological and
      geophysical       3.6       5.0       (28)     10.2       7.8        31
     Drilling and
      completions      84.9      18.6       356     162.1      87.1        86
     Plant and
      facilities       26.9      23.6        14      56.4      48.7        16
     Undeveloped land
      purchased at
      crown land
      sales            21.5       0.2         -      25.4       0.4         -
     Other capital      7.1       1.5       373      18.2       2.1       767
     -------------------------------------------------------------------------
     Total capital
      expenditures
      before net
      acquisitions    144.0      48.9       194     272.3     146.1        86
     -------------------------------------------------------------------------
     Producing
      property
      acquisitions(1)     -       0.1      (100)      6.3       0.2         -
     Undeveloped
      land property
      acquisitions        -       2.2      (100)        -       8.3      (100)
     Producing
      property
      dispositions(1)     -         -         -         -         -         -
     Undeveloped
      land property
      dispositions        -         -         -         -         -         -
     -------------------------------------------------------------------------
     Total capital
      expenditures
      and net
      acquisitions    144.0      51.2       181     278.6     154.6        80
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Value is net of post-closing adjustments.
     >>

     Approximately 71 per cent of the $144 million capital program in the second quarter of 2010 was financed with cash flow from operating activities and proceeds from the distribution re-investment plan ("DRIP") compared to 90 per cent for the same period of 2009. On a year-to date basis, ARC has funded
75 per cent of the capital expenditures with cash flow from operating activities and proceeds from DRIP as compared to 73 per cent for the first six months of 2009.

     <<
     Table 22
     -------------------------------------------------------------------------
     Source of Funding of Capital Expenditures and Net Acquisitions
     ($ millions)
     -------------------------------------------------------------------------
                            Three Months Ended        Three Months Ended
                               June 30, 2010             June 30, 2009
     -------------------------------------------------------------------------
                         Capital      Net    Total  Capital      Net    Total
                          Expend-  Acquis-  Expend-  Expend-  Acquis-  Expend-
                          itures   itions   itures   itures   itions   itures
     -------------------------------------------------------------------------
     Expenditures          144.0        -    144.0     48.9      2.3     51.2
     -------------------------------------------------------------------------
     Per cent funded by:
     Cash flow from
      operating
      activities             60%        -      60%      55%        -      53%
     Proceeds from
      distribution
      re-investment
      plan ("DRIP")          11%        -      11%      35%        -      33%
     Debt/(excess funding)   29%        -      29%      10%     100%      14%
     -------------------------------------------------------------------------
                            100%        -     100%     100%     100%     100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Table 22a
     -------------------------------------------------------------------------
     Source of Funding of Capital Expenditures and Net Acquisitions
     ($ millions)
     -------------------------------------------------------------------------
                             Six Months Ended          Six Months Ended
                               June 30, 2010             June 30, 2009
     -------------------------------------------------------------------------
                         Capital      Net    Total  Capital      Net    Total
                          Expend-  Acquis-  Expend-  Expend-  Acquis-  Expend-
                          itures   itions   itures   itures   itions   itures
     -------------------------------------------------------------------------
     Expenditures          272.3      6.3    278.6    146.1      8.5    154.6
     -------------------------------------------------------------------------
     Per cent funded by:
     Cash flow from
      operating activities   63%        -      62%      49%        -      46%
     Proceeds from
      distribution
      re-investment
      plan ("DRIP")          12%        -      11%      24%        -      23%
     Debt/(excess funding)   25%     100%      27%      27%     100%      31%
     -------------------------------------------------------------------------
                            100%     100%     100%     100%     100%     100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Asset Retirement Obligation and Reclamation Fund

     At June 30, 2010, ARC recorded an Asset Retirement Obligation ("ARO") of
$146 million ($149.9 million at December 31, 2009) for the future abandonment and reclamation of ARC's properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability is then discounted at a weighted average credit adjusted risk free rate of 6.5 per cent to reflect ARC's cost of borrowing for the period ended June 30, 2010.
     Included in the June 30, 2010 ARO balance is a $0.6 million increase related to development activities and changes in estimates in the first six months of 2010, a decrease of $5.7 million relating to the change in estimated future obligations, $4.9 million for accretion expense in the period and a reduction of $3.7 million for actual abandonment expenditures incurred in the first six months of 2010.
     ARC has established two reclamation funds to finance future asset retirement obligations; one fund has been restricted to finance obligations specifically associated with the Redwater property, with the general fund financing all other obligations. Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of ARC's properties. Minimum contributions to the Redwater fund over the next 46 years will be approximately $86 million. The general fund has no minimum contribution requirement; however, the board of directors has approved voluntary contributions that currently result in annual contributions of $6 million.
     ARC's reclamation funds totaled $31.9 million as at June 30, 2010, compared to $33.2 million as at December 31, 2009. Under the terms of ARC's investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

     Capitalization, Financial Resources and Liquidity

     A breakdown of ARC's capital structure is outlined in Table 23, as at
June 30, 2010 and December 31, 2009:

     <<
     Table 23
     -------------------------------------------------------------------------
     Capital Structure and Liquidity                    June 30,  December 31,
     ($ millions except per cent and ratio amounts)        2010          2009
     -------------------------------------------------------------------------
     Long-term debt                                       670.8         846.1
     Working capital deficit(1)                            58.0          56.3
     -------------------------------------------------------------------------
     Net debt obligations(2)                              728.8         902.4
     Market value of trust units and
      exchangeable shares(3)                            5,003.5       4,765.7
     -------------------------------------------------------------------------
     Total capitalization(4)                            5,732.3       5,668.1
     -------------------------------------------------------------------------
     Net debt as a percentage of
      total capitalization                                12.7%         15.9%
     Net debt to annualized YTD cash flow
      from operating activities                             1.1           1.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
     (2) Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities.
     (3) Calculated using the total trust units outstanding at June 30 and
         December 31 including the total number of trust units issuable for exchangeable shares at June 30 and December 31 multiplied by the closing trust unit price of $19.73 and $19.94 at June 30, 2010 and
         December 31, 2009, respectively.
     (4) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC.
     >>

     During the second quarter of 2010, ARC issued US$150 million of long-term notes with a coupon rate of 5.36 per cent and an average life of ten years.
Proceeds from the issuance were used to repay existing long-term debt under the syndicated credit facility.
     At June 30, 2010, ARC had total credit facilities of $1.4 billion with
$670.8 million currently drawn resulting in unused credit available of $742.3 million. On August 3, 2010, ARC signed an agreement to renew its syndicated credit facility for a three year term, effective August 4, 2010 to August 3,
2013. The renewed facility increases the existing credit facility from $800 million to $1 billion and increases ARC's total credit facilities from $1.4 billion to $1.6 billion. The credit facilities are made up of a banking syndicate that includes 13 domestic and international banks, senior notes, and a Master Shelf agreement with a U.S. institutional investor.
     Costs of borrowing under our syndicated credit facility comprise two items: first, the underlying interest rate on Bankers' Acceptances and Prime
Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (U.S.
denominated borrowings) and second, ARC's credit spread. The credit spread to
ARC in 2009 and 2010 ranged between 60 and 70 basis points on all Bankers'
Acceptances and LIBOR Loans. No Prime Loans or US Base Rate Loans were made during this period. Under the new bank credit facilities, the credit spread has increased to a range between 200 and 350 basis points for Bankers'
Acceptances and LIBOR loans. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee has ranged from
12.5 to 15 basis points in 2009 and 2010 and will increase to 50 to 87.5 basis points under the renewed facility. These spreads are adjusted on the first day of the third month after each quarter-end date.
     ARC's debt agreements contain a number of covenants all of which were met as at June 30, 2010. These agreements are available at www.sedar.com. The major financial covenants are described below:

     <<
     -  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
     -  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
     -  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders' equity and long-term debt, letters of credit and subordinated debt.
     >>

     ARC's long-term strategy is to keep debt at less than 2.0 times cash flow from operating activities and under 20 per cent of total capitalization. This strategy resulted in manageable debt to cash flow levels throughout 2009 and
2010 and has positioned ARC to remain well below the debt covenant levels of
3.0 times. In 2010, with the closing of the equity offering, debt to cash flow from operating activities ratio declined to 1.1 times from 1.8 times in 2009.
The expectation is that an increase in production volumes will result in further declines in this ratio during the course of the year assuming commodity prices remain stable.
     The weak global economic situation in 2008 and 2009 impacted ARC along with all other oil and gas entities by restricting access to capital and increasing borrowing costs. The credit situation improved dramatically during the third and fourth quarters of 2009 and the first half of 2010 in the three markets that ARC typically uses to raise capital: equity, bank debt and long-
term notes.
     ARC also accesses long-term debt from large institutional investors by issuing long-term notes, normally with an average term of five to 10 years.
The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC's credit spread. ARC's average interest rate on its outstanding long-term notes is currently 5.8 per cent.
     ARC expects to finance its 2010 capital program with cash flow from operating activities, proceeds from the DRIP and existing credit capacity. If
ARC undertakes any major acquisitions, management would expect to finance the transactions with a combination of debt and equity in a cost effective manner.

     Unitholders' Equity

     At June 30, 2010, there were 253.6 million trust units issued and issuable for exchangeable shares, an increase of 14.6 million trust units from
December 31, 2009 due mostly to the issuance of 13 million trust units as part of an equity offering closed in January 2010. The equity offering was made concurrent with ARC's $180 million purchase of properties at Ante Creek, with gross and net proceeds of approximately $252 million and $240 million, respectively.
     Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first six months of 2010, ARC raised proceeds of
$31.3 million and issued 1.6 million trust units pursuant to the DRIP at an average price of $20.01 per unit.

     Distributions

     In the second quarter of 2010, ARC declared distributions of $75.3 million ($0.30 per unit), representing 46 per cent of 2010 second quarter cash flow from operating activities compared to distributions of $75 million ($0.32 per unit) representing 72 per cent of cash flow from operating activities in the second quarter of 2009.
     The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

     <<
     -  a portion of capital expenditures;
     -  annual contribution to the reclamation funds;
     -  debt principal repayments;
     -  income tax if any; and
     -  certain obligations for future payments relative to the long-term incentive compensation under the Whole Unit Plan.
     >>

     Cash flow from operating activities and distributions in total and per unit are summarized in Table 24 and Table 24a:

     <<
     Table 24
     -------------------------------------------------------------------------
     Cash flow from        Three Months Ended         Three Months Ended
      operating                  June 30                     June 30
      activities and     2010     2009  % Change      2010     2009  % Change
      distributions          ($ millions)                  ($ per unit)
     -------------------------------------------------------------------------
     Cash flow from
      operating
      activities        162.8    104.3        56      0.64     0.44        45
     Net reclamation
      fund
      contributions(1)   (1.6)    (2.3)      (30)    (0.01)   (0.01)        -
     Capital expenditures
      funded with cash
      flow from
      operating
      activities        (85.9)   (27.0)      218     (0.34)   (0.11)      209
     Other(2)               -        -         -      0.01        -         -
     -------------------------------------------------------------------------
     Distributions       75.3     75.0         -      0.30     0.32        (6)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Table 24a
     -------------------------------------------------------------------------
     Cash flow from          Six Months Ended            Six Months Ended
      operating                  June 30                     June 30
      activities and     2010     2009  % Change      2010     2009  % Change
      distributions         ($ millions)                    ($ per unit)
     -------------------------------------------------------------------------
     Cash flow from
      operating
      activities        321.5    228.6        41      1.27     0.98        30
     Net reclamation
      fund withdrawals
      (contributions)(1)  1.4     (0.8)      175      0.01        -         -
     Capital
      expenditures
      funded with cash
      flow from
      operating
      activities       (172.6)   (70.8)      144     (0.68)   (0.30)      126
     Other(2)               -        -         -         -        -         -
     -------------------------------------------------------------------------
     Distributions      150.3    157.0        (4)     0.60     0.68       (12)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
     (2) Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the period.
     >>

     ARC continually assesses distribution levels, in light of commodity prices, capital expenditure programs and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of ARC as per the following guidelines:

     <<
     -  To maintain a level of distributions that, in normal times, in the opinion of management and the board of directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows. ARC's objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

     -  To ensure that ARC's financial flexibility is maintained by a review of ARC's debt to equity and debt to cash flow from operating activities levels. The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities reduces the requirements of ARC to use debt to finance these expenditures. In the first six months of 2010, ARC funded 75 per cent of capital development activities with a portion of cash flow from operating activities and DRIP proceeds. Distributions and the actual amount of cash flows withheld to fund ARC's capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of Directors.
     >>

     A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions.
     Table 25 illustrates the comparison of distributions to net income as a measure of long-term sustainability. With the decline in commodity prices in
2009 relative to 2008, distributions were reduced from $0.15 per unit per month in December 2008, to $0.12 per unit per month in January 2009, and subsequently to the current rate of $0.10 per unit per month in May 2009.

     <<
     Table 25
     -------------------------------------------------------------------------
     Net income and Distributions
     ($ millions except per cent and     Second quarter  Full year  Full year
      per unit amounts)                            2010       2009       2008
     -------------------------------------------------------------------------
     Net income                                    44.9      222.8      533.0
     Distributions                                 75.3      298.5      570.0
     -------------------------------------------------------------------------
     Excess (Shortfall)                           (30.4)     (75.7)     (37.0)
     Excess (Shortfall) as per cent
      of net income                                (68%)      (34%)       (7%)
     -------------------------------------------------------------------------
     Cash flow from operating activities          162.8      497.4      944.4
     Distributions as a per cent of
      cash flow from operating activities           46%        60%        60%
     Average distribution per unit
      per month                                   $0.10      $0.11      $0.22
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The actual amount of future monthly distributions is proposed by management and is subject to the approval and discretion of the Board of
Directors. The board reviews future distributions in conjunction with their review of quarterly financial and operating results.

     <<
     Table 26
     -------------------------------------------------------------------------
     Calendar Year      Distributions    Taxable Portion    Return of Capital
     -------------------------------------------------------------------------
     2010 YTD(2)             0.60              0.58                0.02
     2009                    1.28              1.24                0.04
     2008                    2.67              2.62                0.05
     2007                    2.40              2.32                0.08
     2006(1)                 2.60              2.55                0.05
     2005                    1.94              1.90                0.04
     2004                    1.80              1.69                0.11
     2003                    1.78              1.51                0.27
     2002                    1.58              1.07                0.51
     2001                    2.41              1.64                0.77
     2000                    1.86              0.84                1.02
     1999                    1.25              0.26                0.99
     1998                    1.20              0.12                1.08
     1997                    1.40              0.31                1.09
     1996                    0.81                 -                0.81
     -------------------------------------------------------------------------
     Cumulative           $ 25.58           $ 18.65              $ 6.93
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Based on distributions paid and payable in 2006.
     (2) Based on distributions declared at June 30, 2010 and estimated taxable portion of 2010 distributions of 97 per cent.
     >>

     Please refer to ARC's website at www.arcresources.com for details of the monthly distribution amounts and distribution dates for 2010.

     Taxation of Distributions

     Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcresources.com.

     Environmental Initiatives Impacting ARC

     There are no new material environmental initiatives impacting ARC at this time.

     Contractual Obligations and Commitments

     ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC's cash flows in an ongoing manner.
ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 27.

     <<
     Table 27
     -------------------------------------------------------------------------
                                           Payments Due by Period
     -------------------------------------------------------------------------
                                                            Beyond 5
     ($ millions)           1 year   2-3 years   4-5 years     years    Total
     -------------------------------------------------------------------------
     Debt repayments(1)       25.6       263.8        87.7     293.7    670.8
     Interest payments(2)     28.0        51.5        41.4      64.2    185.1
     Reclamation fund
      contributions(3)         4.9         8.9         7.7      64.2     85.7
     Purchase commitments     44.1        32.3        14.0      11.9    102.3
     Transportation
      commitments              8.0        30.0        22.3      17.4     77.7
     Operating leases          3.9        14.2        14.7      68.4    101.2
     Risk management
      contract premiums(4)     0.5           -           -         -      0.5
     -------------------------------------------------------------------------
     Total contractual
      obligations            115.0       400.7       187.8     519.8  1,223.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Long-term and short-term debt.
     (2) Fixed interest payments on senior notes.
     (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
     (4) Fixed premiums to be paid in future periods on certain commodity risk management contracts.
     >>

     In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 7 of the unaudited Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2010 on the balance sheet as part of risk management contracts.
     On June 9, 2010, ARC announced that it had entered an Arrangement
Agreement whereby ARC will acquire all of the existing and outstanding common shares of Storm Exploration Inc. ("Storm"). Pursuant to the arrangement agreement and subject to Storm's shareholder and regulatory approval, each
Storm shareholder can elect to receive either 0.57 of an ARC trust unit or, subject to adjustment, 0.2021 of an ARC Resources Ltd. exchangeable share. At the date of announcement, the transaction was valued at approximately $680 million plus the assumption of approximately $90 million of total debt. The transaction is expected to close on August 17, 2010.
     ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC's 2010 capital budget has been approved by the Board at $625 million. This commitment has not been disclosed in the commitment table (Table 27) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.
     ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC's financial position or results of operations and therefore the commitment table (Table 27) does not include any commitments for outstanding litigation and claims.
     ARC has certain sales contracts with aggregators whereby the price received by ARC is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table
(Table 27) as it is of a routine nature and is part of normal course of operations.

     Off Balance Sheet Arrangements

     ARC has certain lease agreements, all of which are reflected in the
Contractual Obligations and Commitments table (Table 27), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of June 30,
2010.

     Critical Accounting Estimates

     ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
     ARC's financial and operating results incorporate certain estimates including:

     <<
     -  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
     -  estimated capital expenditures on projects that are in progress;
     -  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that ARC expects to recover in the future;
     -  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
     -  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
     -  estimated future recoverable value of property, plant and equipment and goodwill.
     >>

     ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.
     The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC's environmental, health and safety policies.

     Assessment of Business Risks

     The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with
ARC's business that can impact the financial results. They include, but are not limited to:

     <<
     -  volatility of oil and natural gas prices;
     -  refinancing and debt service;
     -  counterparty risk;
     -  variations in interest rates and foreign exchange rates;
     -  reserves estimates;
     -  changes in income tax legislation;
     -  changes in government royalty legislation;
     -  acquisitions;
     -  environmental concerns and impact on enhanced oil recovery projects;
     -  operational matters;
     -  depletion of reserves and maintenance of distribution; and
     -  project risks.
     >>

     Internal Control over Financial Reporting

     ARC is required to comply with National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). The certification of interim filings for the interim period ended June 30, 2010 requires that ARC disclose in the interim
MD&A any changes in ARC's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect ARC's internal control over financial reporting.
ARC confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2010.

     Financial Reporting Update

     International Financial Reporting Standards ("IFRS")

     In October 2009, the Accounting Standards Board issued a third and final
IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning January 1, 2011. The adoption date of January 1,
2011 will require the restatement, for comparative purposes, of amounts reported by ARC for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.
     In 2008, ARC commenced the process to transition its financial statements from current Canadian GAAP to IFRS and has been progressing towards completion throughout 2009 and into 2010. ARC's project consists of three key phases: the scoping and diagnostic phase, the impact analysis and evaluation phase and the implementation phase. A wholesome description of ARC's IFRS project phases and
ARC's progress to the end of 2009 is contained within ARC's MD&A for the year ended December 31, 2009.
     Throughout the second quarter of 2010, the process of training key accounting and finance personnel as well as the senior management team has continued. Internal and external IFRS training sessions were attended by senior management and members of the audit committee, while individuals within the financial reporting group have continued to participate in various seminars and industry discussion groups regarding the application of current
IFRSs and potential future changes to the standards.
     Internal staff within the financial reporting group continues to lead the conversion project along with sponsorship from the management team. The project continues to progress according to the project plan and ARC expects to be completed in time to meet its 2011 financial reporting requirements.
     Many of the differences between IFRSs and Canadian GAAP have now been quantified. ARC has not yet prepared a full set of annual financial statements under IFRSs; therefore, amounts are unaudited. In some areas, the impacts of identified differences are still being determined. In June 2010, management presented a draft opening balance sheet and draft first quarter 2010 statement of income and balance sheet prepared under IFRS as well as key accounting policy choices to the audit committee for their review. The audit committee has approved ARC's IFRS accounting policy selections that have been presented by management to date as disclosed herein.

     First Time Adoption of IFRS

     Most adjustments required on transition to IFRSs will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented, based on standards applicable at that time. IFRS 1 provides entities adopting IFRS for the first time with certain optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Management has analyzed the various accounting policy choices available under IFRS 1 and has implemented those determined to be the most appropriate for ARC. Accordingly, it has applied the following IFRS 1 exemptions:

     <<
     -  Property, Plant and Equipment ("PP&E") - IFRS 1 provides an option to entities such as ARC who follow the full cost accounting guideline under Canadian GAAP to value their oil and gas PP&E on the date of transition to IFRS at its deemed cost, defined as the carrying value assigned to these assets under Canadian GAAP at the date of transition, January 1, 2010. Under IFRS, ARC's PP&E must be divided into multiple cash generating units (CGUs) which is unlike full cost accounting where all oil and gas assets are accumulated into one cost centre. The deemed cost of ARC's oil and gas PP&E has been allocated to seven CGUs based on ARC's proved plus probable reserve values at
        January 1, 2010. These CGUs are aligned with the major geographic regions in which ARC operates and could change in the future as a result of significant acquisition or disposition activity.

     -  Business Combinations - IFRS 1 provides an optional exemption to the requirement to retrospectively restate any business combinations that have previously been recorded under Canadian GAAP. Accordingly, ARC will not be recording any adjustments to retrospectively restate any of its business combinations that have occurred prior to January 1,
        2010.
     >>

     The following is a listing of key areas where accounting policies differ and where accounting policy decisions are necessary that will impact our reported financial position and results of operations:

     <<
     -  Re-classification of Exploration and Evaluation ("E&E") expenditures from PP&E - Upon transition to IFRS, ARC will reclassify all E&E expenditures that are currently recognized as PP&E on the Consolidated
        Balance Sheet. This consists of the carrying value of certain undeveloped land that relates to exploration properties. E&E assets will not be amortized and must be assessed for impairment when indicators suggest the possibility of impairment as well as upon transition to PP&E. Management has identified approximately
        $23 million of its property, plant and equipment that meets the criteria to be classified as E&E in the opening balance sheet prepared under IFRS as at January 1, 2010.

     -  Calculation of depletion expense for PP&E assets - Upon transition to
        IFRS, ARC has the option to calculate depletion using a reserve base of proved reserves or both proved plus probable reserves, as compared to the Canadian GAAP method of calculating depletion using proved reserves only. ARC plans to determine its depletion expense using proved plus probable reserves as its depletion base. Accordingly, ARC expects that its depletion expense for the six months ended June 30,
        2010 would be reduced by approximately $2.00 per boe of production or approximately $20 million as compared to its current calculation under Canadian GAAP.

     -  Impairment of PP&E assets - Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed by comparing the carrying values of each cash generating unit to the higher of its fair value less cost to sell or value in use as defined under IFRS. Impairment tests are required to be performed on initial transition to IFRS. At January 1, 2010, no impairment was identified.

     -  Provisions for asset retirement costs - Under IFRS, ARC is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate.
        Under Canadian GAAP, once recorded, asset retirement obligations are not adjusted for future changes in discount rates. Though it is expected that ARC's asset retirement cost will increase as a result of applying IFRS, the magnitude of the increase is still being quantified by management.

     -  Exchangeable shares - Under IFRS, exchangeable shares are considered a puttable financial instrument and will be classified as a current financial liability. They will be recorded on the statement of financial position at their fair value with any changes being recorded in the statement of comprehensive income. At January 1, 2010, ARC's current liability associated with exchangeable shares under IFRS is
        $47.2 million. Under Canadian GAAP, exchangeable shares are classified as non-controlling interest and measured using the equity method.
     >>

     In addition to accounting policy differences, ARC's transition to IFRS is expected to impact its internal controls over financial reporting, disclosure controls and procedures, certain of ARC's business activities and IT systems as follows:

     <<
     -  Internal controls over financial reporting ("ICFR") - ARC is currently in the process of reviewing its ICFR documentation and is identifying instances where controls must be amended or added in order to address the accounting policy changes required under IFRS. It is anticipated that any documentation changes will be substantively completed by the end of the third quarter and that testing of amended controls will commence in the fourth quarter. No material changes in control procedures are expected as a result of transition to IFRS.

     -  Disclosure controls and procedures - ARC has assessed the impact of transition to IFRS on its disclosure controls and procedures and has not identified any material changes required in its control environment. It is expected that there will be increased note disclosure around certain financial statement items than what is currently required under Canadian GAAP. Management is currently drafting its IFRS note disclosure in accordance with current IFRS standards and continues to monitor requirements put forth by the IASB in discussion papers and exposure drafts for future disclosure requirements. Throughout the transition process, ARC has been assessing its stakeholders' information requirements and will ensure that adequate and timely information is provided to meet these needs.
        ARC management plans to deliver investor presentations during the second half of 2010 to explain the most significant changes from its financial statements prepared under Canadian GAAP statements to those prepared under IFRS.

     -  Business activities - Management has been cognizant of the upcoming transition to IFRS and as such has worked with its counterparties and lenders to ensure that any agreements that contain references to
        Canadian GAAP financial statements are modified to allow for IFRS statements. Based on the expected changes to ARC's accounting policies at this time, no issues are expected with the existing wording of debt covenants and related agreements as a result of the conversion to
        IFRS. During the 2010 quarterly meetings held with its lenders, ARC provides an update on IFRS as it relates to ARC so that management can communicate any potential issues as final accounting policy choices are made.

     -  IT systems - ARC has completed the accounting system updates required in order to ready the company for IFRS reporting. The modifications were not significant, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E and E&E expenditures at a more granular level of detail for IFRS reporting.
     >>

     Non-GAAP Measures

     Management uses certain key performance indicators ("KPIs") and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for
ARC. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

     Forward-looking Information and Statements

     This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words
"expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may",
"will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: all of the matters under the heading "2010 Guidance and Financial
Highlights" which contains guidance for 2010, the future expenditure plans for
2010 and expected production under the heading "Production", the expectations regarding the pricing of natural gas for 2010 under the heading "Commodity
Prices Prior to Hedging", the expected benefits from various incentive plans instituted in the provinces of Alberta and British Columbia and future operating costs under the heading "Operating Netbacks", the plans for converting ARC Energy Trust to a corporation and the payment of income taxes in the future by ARC and the availability of a non-taxable conversion of trust units to shares on the conversion of the trust structure to a corporation under the heading "Taxes", the information as to total capital expenditures forecasted for 2010 under the heading "Capital Expenditures and Net
Acquisitions", the information relating to financing the 2010 capital expenditures under the heading: "Capitalization, Financial Resources and
Liquidity", the expectations related to the transition from Canadian GAAP to
IFRS under the heading "Financial Reporting Update" and "First Time Adoption
of IFRS", and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
     The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon.
Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets;
increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
     The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     <<
     QUARTERLY HISTORICAL REVIEW
     -------------------------------------------------------------------------
     (Cdn $ millions, except
      per unit amounts)          2010                      2009
     -------------------------------------------------------------------------
     FINANCIAL                Q2       Q1       Q4       Q3       Q2       Q1
     Revenue before
      royalties            276.7    314.1    278.6    239.2    235.2    225.2
       Per unit(1)          1.09     1.25     1.17     1.01     0.99     0.98
     Cash flow from
      operating activities 162.8    158.7    143.2    125.6    104.3    124.3
       Per unit - basic(1)  0.64     0.63     0.60     0.53     0.44     0.54
       Per unit - diluted   0.64     0.63     0.60     0.53     0.44     0.54
     Net income             44.9    139.4     65.5     68.9     66.1     22.3
       Per unit - basic(2)  0.18     0.56     0.28     0.29     0.28     0.10
       Per unit - diluted   0.18     0.56     0.28     0.29     0.28     0.10
     Distributions          75.3     75.0     70.9     70.6     75.0     82.0
       Per unit - basic(3)  0.30     0.30     0.30     0.30     0.32     0.36
     Total assets        4,068.5  4,020.1  3,914.5  3,642.9  3,672.5  3,733.1
     Total liabilities   1,384.3  1,322.4  1,540.1  1,278.4  1,323.1  1,392.1
     Net debt
      outstanding(4)       728.8    677.8    902.4    705.4    737.6    781.5
     Weighted average
      trust units(5)       253.2    251.8    238.5    237.7    236.6    228.9
     Trust units
      outstanding and
      issuable(5)          253.6    252.8    239.0    238.1    237.1    236.0
     -------------------------------------------------------------------------
     CAPITAL EXPENDITURES
     Geological and
      geophysical            3.6      6.6      2.9      3.0      5.0      2.8
     Land                   21.5      3.9      2.0      4.5      0.2      0.2
     Drilling and
      completions           84.9     77.2     66.1     61.0     18.6     68.5
     Plant and facilities   26.9     29.5     35.3     26.1     23.6     25.1
     Other capital           7.1     11.1     11.0      1.6      1.5      0.6
     Total capital
      expenditures         144.0    128.3    117.3     96.2     48.9     97.2
     Property acquisitions
      (dispositions) net       -      6.3      1.1    (30.1)     2.3      6.2
     Corporate acquisitions    -        -    178.9        -        -        -
     -------------------------------------------------------------------------
     Total capital
      expenditures and net
      acquisitions         144.0    134.6    297.3     66.1     51.2    103.4
     -------------------------------------------------------------------------
     OPERATING
     Production
       Crude oil (bbl/d)  27,354   27,640   27,415   26,921   26,917   28,806
       Natural gas
        (mmcf/d)           211.2    217.9    189.0    193.1    200.2    193.8
       Natural gas
        liquids (bbl/d)    3,655    3,252    3,597    3,717    3,679    3,764
       Total (boe per
        day 6:1)          66,208   67,207   62,520   62,824   63,969   64,872
     Average prices
       Crude oil ($/bbl)   71.98    76.26    72.61    67.74    62.74    46.44
       Natural gas ($/mcf)  4.12     5.42     4.58     3.25     3.73     5.20
       Natural gas
        liquids ($/bbl)    53.02    60.33    46.12    38.92    38.89    38.86
       Oil equivalent
        ($/boe)            45.82    51.85    48.35    41.31    40.32    38.40
     -------------------------------------------------------------------------
     TRUST UNIT TRADING
      PRICES (based on
      intra-day trading)
     High                  22.33    22.49    21.89    20.20    19.25    20.90
     Low                   19.20    19.80    19.06    15.48    14.12    11.73
     Close                 19.73    20.50    19.94    20.20    17.81    14.15
     Average daily volume
      (thousands)          1,043    1,287      963    1,038      988    1,240
     -------------------------------------------------------------------------

     -------------------------------------
     (Cdn $ millions, except
      per unit amounts)          2008
     -------------------------------------
     FINANCIAL                Q4       Q3
     Revenue before
      royalties            300.8    485.7
       Per unit(1)          1.38     2.24
     Cash flow from
      operating activities 209.4    251.4
       Per unit - basic(1)  0.96     1.16
       Per unit - diluted   0.96     1.16
     Net income             82.7    311.7
       Per unit - basic(2)  0.38     1.46
       Per unit - diluted   0.38     1.46
     Distributions         127.2    171.3
       Per unit - basic(3)  0.59     0.80
     Total assets        3,766.7  3,687.5
     Total liabilities   1,624.6  1,530.8
     Net debt
      outstanding(4)       961.9    773.2
     Weighted average
      trust units(5)       218.3    216.6
     Trust units
      outstanding and
      issuable(5)          219.2    217.4
     -------------------------------------
     CAPITAL EXPENDITURES
     Geological and
      geophysical            3.7      1.3
     Land                   17.1     18.6
     Drilling and
      completions          117.1     91.4
     Plant and facilities   30.5     24.2
     Other capital           1.0      0.9
     Total capital
      expenditures         169.4    136.4
     Property acquisitions
      (dispositions) net    27.6     13.1
     Corporate acquisitions    -        -
     -------------------------------------
     Total capital
      expenditures and net
      acquisitions         197.0    149.5
     -------------------------------------
     OPERATING
     Production
       Crude oil (bbl/d)  28,935   28,509
       Natural gas
        (mmcf/d)           195.1    192.0
       Natural gas
        liquids (bbl/d)    3,858    3,822
       Total (boe per
        day 6:1)          65,313   64,325
     Average prices
       Crude oil ($/bbl)   56.26   114.20
       Natural gas ($/mcf)  7.48     8.68
       Natural gas
        liquids ($/bbl)    45.22    82.87
       Oil equivalent
        ($/boe)            49.93    81.42
     -------------------------------------
     TRUST UNIT TRADING
      PRICES (based on
      intra-day trading)
     High                  22.55    33.30
     Low                   15.01    22.33
     Close                 20.10    23.10
     Average daily volume
      (thousands)          1,523      841
     -------------------------------------

     (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
     (2) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
         (excluding trust units issuable for exchangeable shares).
     (3) Based on number of trust units outstanding at each distribution date.
     (4) Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
     (5) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

     CONSOLIDATED BALANCE SHEETS (unaudited)
     As at June 30 and December 31

     (Cdn$ millions)                                          2010       2009
     -------------------------------------------------------------------------

     ASSETS
     Current assets
       Cash and cash equivalents                         $     0.3  $       -
       Accounts receivable (Note 2)                          131.8      115.9
       Prepaid expenses                                       12.0       18.2
       Risk management contracts (Note 7)                     51.8        5.9
       Future income taxes                                       -        7.1
     -------------------------------------------------------------------------
                                                             195.9      147.1
     Reclamation funds                                        31.9       33.2
     Risk management contracts (Note 7)                       34.2        3.2
     Property, plant and equipment                         3,648.9    3,573.4
     Goodwill                                                157.6      157.6
     -------------------------------------------------------------------------
     Total assets                                        $ 4,068.5  $ 3,914.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES
     Current liabilities
       Accounts payable and accrued liabilities          $   177.0  $   166.7
       Distributions payable                                  25.1       23.7
       Risk management contracts (Note 7)                        -       12.9
       Future income taxes                                     8.9          -
     -------------------------------------------------------------------------
                                                             211.0      203.3
     Risk management contracts (Note 7)                          -        1.0
     Long-term debt (Note 4)                                 670.8      846.1
     Other long-term liabilities                              34.8       10.9
     Asset retirement obligations (Note 5)                   146.0      149.9
     Future income taxes                                     321.7      328.9
     -------------------------------------------------------------------------
     Total liabilities                                     1,384.3    1,540.1
     -------------------------------------------------------------------------

     COMMITMENTS AND CONTINGENCIES (Note 13)

     NON-CONTROLLING INTEREST
       Exchangeable shares (Note 8)                           37.6       36.0

     UNITHOLDERS' EQUITY
       Unitholders' capital (Note 9)                       3,191.3    2,917.6
       Deficit (Note 10)                                    (544.6)    (578.6)
       Accumulated other comprehensive loss (Note 10)         (0.1)      (0.6)
     -------------------------------------------------------------------------
     Total unitholders' equity                             2,646.6    2,338.4
     -------------------------------------------------------------------------
     Total liabilities and unitholders' equity           $ 4,068.5  $ 3,914.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)
     For the three and six months ended June 30

                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
     (Cdn$ millions, except
      per unit amounts)                 2010       2009       2010       2009
     -------------------------------------------------------------------------

     REVENUES
     Oil, natural gas and
      natural gas liquids          $   276.7  $   235.2  $   590.8  $   460.4
     Royalties                         (47.5)     (27.5)     (99.4)     (64.5)
     -------------------------------------------------------------------------
                                       229.2      207.7      491.4      395.9
     Gain (loss) on risk
      management contracts (Note 7)
       Realized                         18.8       (1.9)      20.1       14.4
       Unrealized                        6.6       (0.6)      90.3       (7.2)
     -------------------------------------------------------------------------
                                       254.6      205.2      601.8      403.1
     -------------------------------------------------------------------------

     EXPENSES
       Transportation                    7.7        4.9       13.7       10.5
       Operating                        69.1       64.2      125.3      123.3
       General and administrative       16.5       17.5       37.7       22.6
       Interest and financing
        charges (Note 4)                 7.4        7.6       18.4       13.4
       Depletion, depreciation
        and accretion                  101.6       97.2      203.2      194.6
       Loss (gain) on foreign
        exchange                        12.6      (40.0)       1.8      (25.4)
     -------------------------------------------------------------------------
                                       214.9      151.4      400.1      339.0
     -------------------------------------------------------------------------

     Future income tax
      recovery (expense)                 5.7       13.0      (15.6)      25.2
     -------------------------------------------------------------------------
     Net income before
      non-controlling interest          45.4       66.8      186.1       89.3
     Non-controlling
      interest (Note 8)                 (0.5)      (0.7)      (1.8)      (0.9)
     -------------------------------------------------------------------------
     Net income                    $    44.9  $    66.1  $   184.3  $    88.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Deficit, beginning of period  $  (514.2) $  (562.6) $  (578.6) $  (502.9)
     Distributions paid or
      declared (Note 11)               (75.3)     (75.0)    (150.3)    (157.0)
     -------------------------------------------------------------------------
     Deficit, end of
      period (Note 10)             $  (544.6) $  (571.5) $  (544.6) $  (571.5)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Net income per unit (Note 9)
       Basic and Diluted           $    0.18  $    0.28  $    0.74  $    0.38
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED
     OTHER COMPREHENSIVE INCOME (unaudited)
     For the three and six months ended June 30

                                    Three Months Ended     Six Months Ended
                                           June 30               June 30

     (Cdn$ millions)                    2010       2009       2010       2009
     -------------------------------------------------------------------------

     Net income                    $    44.9  $    66.1  $   184.3  $    88.4

     Other comprehensive
      income (loss), net of tax
       Losses on financial
        instruments designated
        as cash flow hedges(1)           0.5       (0.8)       0.4       (2.9)
       Gains and losses on
        financial instruments
        designated as cash flow
        hedges in prior periods
        realized in net income
        in the current
        period(2) (Note 7)              (0.1)       0.7          -        0.6
       Net unrealized gains
        (losses) on
        available-for-sale
        reclamation funds'
        investments(3)                   0.1       (0.1)       0.1       (0.2)
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)                      0.5       (0.2)       0.5       (2.5)
     -------------------------------------------------------------------------
     Comprehensive income          $    45.4  $    65.9  $   184.8  $    85.9
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive (loss)
      income, beginning of
      period                            (0.6)      (0.4)      (0.6)       1.9
     Other comprehensive
      income (loss)                      0.5       (0.2)       0.5       (2.5)
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive loss, end
      of period (Note 10)          $    (0.1) $    (0.6) $    (0.1) $    (0.6)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Amounts are net of tax of $0.2 million and $0.1 million, respectively, for the three and six months ended June 30, 2010 (net of tax of $0.3 million and $1 million, respectively, for the three and six months ended June 30, 2009).
     (2) Nominal future income tax impact for the three and six months ended
         June 30, 2010 (net of tax of $0.2 million for the three and six months ended June 30, 2009).
     (3) Nominal future income tax impact for the three and six months ended
         June 30, 2010 (nominal impact for the three and six months ended
         June 30, 2009).

     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
     For the three and six months ended June 30

                                    Three Months Ended     Six Months Ended
                                           June 30               June 30

     (Cdn$ millions)                    2010       2009       2010       2009
     -------------------------------------------------------------------------

     CASH FLOWS FROM OPERATING
      ACTIVITIES
     Net income                    $    44.9  $    66.1  $   184.3  $    88.4
     Add items not involving cash:
       Non-controlling
        interest (Note 8)                0.5        0.7        1.8        0.9
       Future income tax
        (recovery) expense              (5.7)     (13.0)      15.6      (25.2)
       Depletion, depreciation
        and accretion                  101.6       97.2      203.2      194.6
       Non-cash (gain) loss on
        risk management
        contracts (Note 7)              (6.6)       0.6      (90.3)       7.2
       Non-cash lease inducement         2.7          -        2.7          -
       Non-cash loss (gain) on
        foreign exchange                13.0      (39.7)       1.5      (25.3)
       Non-cash trust unit
        incentive compensation
        expense (recovery)
        (Note 12)                        2.8        8.6       (3.6)      (3.5)
     Expenditures on site
      restoration and reclamation
      (Note 5)                          (2.2)      (1.2)      (3.7)      (2.9)
     Change in non-cash working
      capital                           11.8      (15.0)      10.0       (5.6)
     -------------------------------------------------------------------------
                                       162.8      104.3      321.5      228.6
     -------------------------------------------------------------------------

     CASH FLOWS FROM FINANCING
      ACTIVITIES
     Repayment of long-term debt
      under revolving credit
      facilities, net                  (91.6)     (97.2)    (321.3)    (309.6)
     Issue of Senior Notes             159.0      152.9      210.4      152.9
     Repayment of Senior Notes          (6.4)     (12.6)     (65.8)     (12.6)
     Issue of trust units, net of
      issue costs                        0.6        0.3      240.7      240.9
     Cash distributions
      paid (Note 11)                   (59.8)     (63.1)    (118.6)    (131.3)
     Change in non-cash working
      capital                           (1.6)       0.1        1.1        2.0
     -------------------------------------------------------------------------
                                         0.2      (19.6)     (53.5)     (57.7)
     -------------------------------------------------------------------------

     CASH FLOWS FROM INVESTING
      ACTIVITIES
     Acquisition of petroleum and
      natural gas properties               -       (2.3)      (6.3)      (8.5)
     Capital expenditures             (143.6)     (47.1)    (272.9)    (146.4)
     Net reclamation fund
      (contributions) withdrawals       (1.6)      (2.3)       1.4       (0.8)
     Change in non-cash working
      capital                          (17.8)     (33.0)      10.1      (55.2)
     -------------------------------------------------------------------------
                                      (163.0)     (84.7)    (267.7)    (210.9)
     -------------------------------------------------------------------------
     INCREASE (DECREASE) IN CASH
      AND CASH EQUIVALENTS                 -          -        0.3      (40.0)
     CASH AND CASH EQUIVALENTS,
      BEGINNING OF PERIOD                0.3          -          -       40.0
     -------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS,
      END OF PERIOD                $     0.3  $       -  $     0.3  $       -
     -------------------------------------------------------------------------

     See accompanying notes to the Consolidated Financial Statements
     >>

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

     June 30, 2010 and 2009
     (all tabular amounts in Cdn$ millions, except per unit amounts)

     <<
     1.  SUMMARY OF ACCOUNTING POLICIES

         The unaudited interim Consolidated Financial Statements follow the same accounting policies as the most recent annual audited financial statements. The interim Consolidated Financial Statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual Consolidated Financial Statements. Accordingly, these interim
         Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in ARC's 2009 annual report.

     2.  FINANCIAL ASSETS AND CREDIT RISK

         Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its cash equivalents, accounts receivable, reclamation funds, and risk management contracts. Most of ARC's accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks. ARC manages this credit risk as follows:

         -  By entering into sales contracts with only established credit worthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;
         -  By limiting exposure to any one counterparty in accordance with
            ARC's credit policy; and
         -  By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

         The majority of the credit exposure on accounts receivable at
         June 30, 2010 pertains to accrued revenue for June 2010 production volumes. ARC transacts with a number of oil and natural gas marketing companies and commodity end users ("commodity purchasers"). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At June 30, 2010, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is fully secured with Letters of Credit.

         When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. As at
         June 30, 2010, $5.2 million of accounts receivable are past due, excluding amounts in ARC's allowance for doubtful accounts, all of which are considered to be collectable. The change in ARC's allowance for doubtful accounts for the period ended June 30, 2010 is nominal.

         Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

     3.  FINANCIAL LIABILITIES AND LIQUIDITY RISK

         Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.
         Management believes that future cash flows generated from these sources will be adequate to settle ARC's financial liabilities.

         The following table details ARC's financial liabilities as at
         June 30, 2010:

         ---------------------------------------------------------------------
                                             2 - 3    4 - 5   Beyond
         ($ millions)              1 year    years    years  5 years    Total
         ---------------------------------------------------------------------
         Accounts payable and
          accrued liabilities(1)    181.4        -        -        -    181.4
         Distributions payable(2)    19.4        -        -        -     19.4
         Risk management
          contracts(3)                3.7      2.8        -        -      6.5
         Senior notes and interest   51.1    135.4    129.1    358.0    673.6
         Revolving credit
          facilities                    -    179.9        -        -    179.9
         Working capital
          facility                    2.4        -        -        -      2.4
         Accrued long-term
          incentive compensation(1)     -     35.0        -        -     35.0
         ---------------------------------------------------------------------
         Total financial
          liabilities               258.0    353.1    129.1    358.0  1,098.2
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1)  Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.
         (2)  Amounts payable for the distribution represents the net cash payable after distribution reinvestment.
         (3)  Amounts payable under risk management contracts have been presented at their future value without any reduction for
              entity-specific risk.

     4.  LONG-TERM DEBT
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Syndicated credit facilities:
           Cdn$ denominated                        $      179.9  $      423.0
           US$ denominated                                    -          74.3
         Working capital facility                           2.4           7.9
         Senior notes:
         Master Shelf Agreement
           5.42% US$ Note                                  79.6          78.5
           4.94% US$ Note                                   6.4           6.3
           4.98% US$ Note                                  53.0             -
         2004 Note Issuance
           4.62% US$ Note                                  27.2          54.5
           5.10% US$ Note                                  25.5          65.4
         2009 Note Issuance
           7.19% US$ Note                                  71.6          70.6
           8.21% US$ Note                                  37.1          36.6
           6.50% Cdn$ Note                                 29.0          29.0
         2010 Note Issuance
           5.36% US$ Note                                 159.1             -
         ---------------------------------------------------------------------
         Total long-term debt outstanding          $      670.8  $      846.1
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Credit Facilities

         ARC has an $800 million, annually extendible, financial covenant-
         based syndicated credit facility ("the facility"). The maturity date of the facility is April 15, 2011. ARC also has in place a $25 million demand working capital facility. The working capital facility is subject to the same covenants as the syndicated credit facility.

         Borrowings under the facility bear interest at bank prime (2.5 per cent at June 30, 2010, 2.25 per cent at December 31, 2009), or, at
         ARC's option, Canadian dollar bankers' acceptances or U.S. dollar
         LIBOR loans, plus a stamping fee. These stamping fees vary between a minimum of 60 basis points ("bps") to a maximum of 110 bps.

         On August 3, 2010, ARC signed an agreement to renew its syndicated credit facility for a three year term, effective August 4, 2010 to
         August 3, 2013. The renewed facility is for $1 billion and bears interest at Canadian bank prime or US base rate, or, at ARC's option,
         Canadian dollar bankers' acceptances or U.S. dollar LIBOR loan rates, plus applicable margin and stamping fee. The total stamping fees range between 100 bps and 250 bps on Canadian bank prime and US base rate borrowings and between 200 bps and 350 bps on Canadian dollar banker's acceptance and U.S. dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of
         50 to 87.5 bps.

         Additionally, the working capital facility has been increased to
         $30 million. The credit facility is annually extendable at the option of ARC and the financial covenants are the same as those detailed at
         December 31, 2009. As a result of the renewal becoming effective prior to the preparation and release of the second quarter financial statements, ARC has continued to present its borrowings outstanding on its credit facility as a long-term liability at June 30, 2010.

         During the second quarter of 2010, the weighted-average interest rate under the credit facility was 1.0 per cent (1.1 per cent for the second quarter of 2009) and 1.0 per cent for the six months ended
         June 30, 2010 (1.4 per cent for the six months ended 2009).

         Senior Notes Issued Under a Master Shelf Agreement

         The terms and rates of the senior notes issued under the Master Shelf
         Agreement are the same as those detailed at December 31, 2009, with the exception of a new tranche issued on March 5, 2010.

         ---------------------------------------------------------------------
                        Remaining        Coupon  Maturity  Principal Payment
         Issue Date     Principal        Rate    Date      Terms
         ---------------------------------------------------------------------
         March 5, 2010  US$50.0 million  4.98%   March 5,  Five equal
                                                 2019      installments
                                                           beginning March 5,
                                                           2015
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         In the second quarter of 2010, ARC amended its note agreements with its lenders to remove security on its senior notes outstanding and as a result all senior notes outstanding are unsecured as at June 30,
         2010. No consideration was offered in respect of this amendment.

         Senior Notes not Subject to the Master Shelf Agreement

         In the first quarter of 2010, ARC elected to prepay US$58.5 million of outstanding principal on its 2004 Note Issuance. A make whole payment of US$4.8 million was made in conjunction with the note prepayment and is classified as interest and financing charges on the statement of income. The amendment to the 2004 Note agreements were made to align the key provisions in all outstanding senior note agreements.

         The terms and rates of the remaining senior notes not subject to the
         Master Shelf Agreement are the same as those detailed at December 31,
         2009, with the exception of the aforementioned 2004 notes and a new tranche issued on May 27, 2010.

         ---------------------------------------------------------------------
                        Remaining        Coupon  Maturity  Principal Payment
         Issue Date     Principal        Rate    Date      Terms
         ---------------------------------------------------------------------
         April 27, 2004 US$25.7 million  4.62%   April 27, Six equal
                                                 2014      installments
                                                           beginning April 27,
                                                           2009
         April 27, 2004 US$24.0 million  5.10%   April 27, Five equal
                                                 2016      installments
                                                           beginning April 27,
                                                           2012
         May 27, 2010   US$150.0 million 5.36%   May 27,   Five equal
                                                 2022      installments
                                                           beginning May 27,
                                                           2018
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         In the second quarter of 2010, ARC amended its note agreements with its lenders to remove security on its senior notes outstanding and as a result all senior notes outstanding are unsecured as at June 30,
         2010. No consideration was offered in respect of this amendment.

         Credit Capacity

         The following table summarizes ARC's available credit capacity and the current amounts drawn as at June 30, 2010:

         ---------------------------------------------------------------------
                                             Credit
                                           Capacity        Drawn    Remaining
         ---------------------------------------------------------------------
         Syndicated Credit Facility       $   800.0    $   179.9    $   620.1
         Working Capital Facility              25.0          2.4         22.6
         Senior Notes Subject to a
          Master Shelf Agreement(1)           238.6        139.0         99.6
         Senior Notes Not Subject to
          a Master Shelf Agreement            349.5        349.5            -
         ---------------------------------------------------------------------
         Total                            $ 1,413.1    $   670.8    $   742.3
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Total credit capacity is US$225 million.

         Supplemental disclosures

         The fair value of all senior notes as at June 30, 2010, is $517.6 million compared to a carrying value of $488.5 million ($347.3 million compared to $340.9 million as at December 31, 2009).

         Amounts of US$21.8 million due under the senior notes and $2.4 million due under ARC's working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance these amounts through the syndicated credit facility effective August 4, 2010.

         Interest paid during the second quarter of 2010 exceeded interest expense by $1 million (interest paid was equal to interest expense in the second quarter of 2009).

     5.  ASSET RETIREMENT OBLIGATIONS

         The following table reconciles ARC's asset retirement obligations:

         ---------------------------------------------------------------------
                                                     Six Months
                                                          Ended    Year Ended
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Balance, beginning of period              $      149.9  $      141.5
         Increase in liabilities relating to
          corporate acquisitions                              -           4.0
         Increase in liabilities relating to
          development activities                            0.6           1.7
         (Decrease) increase in liabilities
          relating to change in estimate                   (5.7)          2.1
         Settlement of reclamation liabilities
          during the period                                (3.7)         (8.7)
         Accretion expense                                  4.9           9.3
         ---------------------------------------------------------------------
         Balance, end of period                    $      146.0  $      149.9
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         ARC's weighted average credit adjusted risk free rate as at June 30,
         2010 was 6.5 per cent (6.5 per cent as at December 31, 2009).

     6.  CAPITAL MANAGEMENT

         The objective of ARC when managing its capital is to maintain a conservative structure that will allow it to:

         -  Fund its development and exploration program;
         -  Provide financial flexibility to execute on strategic
            opportunities; and
         -  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders.

         ARC manages the following capital:

         -  Trust units and exchangeable shares;
         -  Long-term debt; and
         -  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

         When evaluating ARC's capital structure, management's objective is to limit net debt to less than two times annualized cash flow from operating activities and 20 per cent of total capitalization. As at
         June 30, 2010 ARC's net debt to annualized cash flow from operating activities ratio is 1.1 and its net debt to total capitalization ratio is 12.7 per cent.

         ---------------------------------------------------------------------
         ($ millions, except per unit                   June 30,  December 31,
          and per cent amounts)                            2010          2009
         ---------------------------------------------------------------------
         Long-term debt                                   670.8         846.1
         Accounts payable and accrued liabilities         177.0         166.7
         Distributions payable                             25.1          23.7
         Cash and cash equivalents, accounts receivable
          and prepaid expenses                           (144.1)       (134.1)
         ---------------------------------------------------------------------
         Net debt obligations(1)                          728.8         902.4
         ---------------------------------------------------------------------

         Trust units outstanding and issuable for
          exchangeable shares (millions)                  253.6         239.0
         Trust unit price(2)                              19.73         19.94
         ---------------------------------------------------------------------
         Market capitalization(1)                       5,003.5       4,765.7
         Net debt obligations(1)                          728.8         902.4
         ---------------------------------------------------------------------
         Total capitalization(1)                        5,732.3       5,668.1
         ---------------------------------------------------------------------

         Net debt as a percentage of total
          capitalization                                  12.7%         15.9%
         Net debt obligations to annualized cash flow
          from operating activities                         1.1           1.8
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Net debt obligations, market capitalization and total
             capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
         (2) TSX close price as at June 30, 2010 and December 31, 2009 respectively.

         ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk
         characteristics of the underlying assets. ARC is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

         In addition to internal capital management ARC is subject to various covenants under its credit facilities. Compliance with these covenants is monitored on a quarterly basis and as at June 30, 2010
         ARC is in compliance with all covenants.

     7.  MARKET RISK MANAGEMENT

         ARC is exposed to a number of market risks that are part of its normal course of business. ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

         ARC's risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors. The objective of the risk management program is to support ARC's business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

         In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC's net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar relative to the U.S. dollar and the West Texas Intermediate ("WTI") posted crude oil price.

         Commodity Price Risk

         ARC's operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

         ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk
         Management Contracts below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at June 30,
         2010. The sensitivity is based on a US$15 per barrel increase and US
         $15 per barrel decrease in WTI and a $1.00 per mcf increase and $1.00 per mcf decrease in the price of AECO natural gas. The commodity price assumptions are based on Management's assessment of reasonably possible changes in oil and natural gas prices that could occur between June 30, 2010 and ARC's next reporting date.

         Sensitivity of Risk Management Contracts:

         ---------------------------------------------------------------------
                                     Increase in             Decrease in
                                   Commodity Price         Commodity Price
         ---------------------------------------------------------------------
                                              Natural                 Natural
                                Crude oil         gas   Crude oil         gas
         ---------------------------------------------------------------------
         Net income (decrease)
          increase              $   (29.6)  $   (55.4)  $    33.0   $    51.5
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         As noted above, the sensitivities are hypothetical and based on management's assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC's next reporting date.
         The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

         Interest Rate Risk

         ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on ARC's fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

         If interest rates applicable to floating rate debt at June 30, 2010 were to have increased by 50 bps (0.5 per cent) it is estimated that
         ARC's net income would decrease by $0.7 million. Management does not expect interest rates to decrease.

         Foreign Exchange Risk

         North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices. As a result, the price received by
         Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition ARC has U.S. dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date. Variations in the Canadian/U.S. dollar exchange rate could also have a positive or negative impact on distributions to unitholders.

         The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at June 30, 2010 as well as the unrealized gain or loss on revaluation of outstanding US$ denominated debt. The sensitivity is based on a $0.05 Cdn$/US$ increase and $0.05
         Cdn$/US$ decrease in the foreign exchange rate.

         ---------------------------------------------------------------------
                                                    Increase in   Decrease in
                                                       Cdn$/US$      Cdn$/US$
                                                           rate          rate
         ---------------------------------------------------------------------
         (Increase loss/decrease gain)increase
          gain/decrease loss on risk management
          contracts                                $       (0.1) $        0.2
         (Increase loss/decrease gain) increase
          gain/decrease loss on U.S. dollar
          denominated debt                                (19.3)         16.4
         ---------------------------------------------------------------------
         Net income (decrease) increase            $      (19.4) $       16.6
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Increases and decreases in foreign exchange rates applicable to U.S.
         dollar denominated payables and receivables would have a nominal impact on ARC's net income for the period ended June 30, 2010.

         Risk Management Contracts

         ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC's contracts do not qualify as effective hedges for accounting purposes.

         Following is a summary of all risk management contracts in place as at June 30, 2010 that do not qualify for hedge accounting:

         ---------------------------------------------------------------------
         Financial WTI Crude Oil Contracts(1)
         ---------------------------------------------------------------------
                                                   Bought     Sold       Sold
                                          Volume      Put      Put       Call
         Term                   Contract   bbl/d  US$/bbl  US$/bbl    US$/bbl
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10       Collar   2,000   $80.00        -     $90.00
         1-Jul-10 31-Dec-10       Collar   2,000   $75.00        -     $95.00
         1-Jul-10 31-Dec-10 3-way collar   4,000   $70.00   $57.50     $90.00
         1-Jul-10 31-Dec-10 3-way collar   3,000   $80.00   $60.00     $90.00
         1-Jul-10 31-Dec-10 3-way collar   4,000   $80.00   $60.00     $95.00
         1-Jan-11 31-Dec-11 3-way collar   5,000   $80.00   $60.00  $100.00(2)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Monthly average
         (2) Annually settled call

         ---------------------------------------------------------------------
         Financial AECO Natural Gas Swap Contracts(3)
         ---------------------------------------------------------------------
                                                           Volume   Sold Swap
         Term                                Contract        GJ/d     Cdn$/GJ
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10                      Swap      80,000       $5.61
         1-Jan-11 31-Dec-13                      Swap      45,000       $6.06
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (3) AECO 7a monthly index

         ---------------------------------------------------------------------
         Financial AECO Natural Gas Contracts(4)
         ---------------------------------------------------------------------
                                              Volume  Bought Put    Sold Call
         Term                   Contract        GJ/d     Cdn$/GJ      Cdn$/GJ
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10       Collar      10,000       $4.00        $5.05
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (4) AECO 7a monthly index

         ---------------------------------------------------------------------
         Financial NYMEX Natural Gas Swap Contracts(5)
         ---------------------------------------------------------------------
                                                           Volume   Sold Swap
         Term                                Contract     mmbtu/d   US$/mmbtu
         ---------------------------------------------------------------------
         1-Jul-10 31-Oct-10                      Swap      20,000       $6.00
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (5) Last 3 Day Settlement

         ---------------------------------------------------------------------
         Financial Basis Swap Contract(6)
         ---------------------------------------------------------------------
                                              Volume   Sold Swap  Bought Swap
         Term                   Contract     mmbtu/d   US$/mmbtu    US$/mmbtu
         ---------------------------------------------------------------------
         1-Jul-10 31-Jul-10  Basis Swap-L3d   20,000                 ($0.9000)
         1-Jul-10 31-Oct-10  Basis Swap-L3d   50,000    ($1.0430)
         1-Nov-10 31-Oct-11   Basis Swap-Ld   15,000    ($0.4850)
         1-Nov-11 31-Oct-12   Basis Swap-Ld   15,000    ($0.4067)
         ---------------------------------------------------------------------
         (6) Nymex Last Day (Ld) or Last 3 Day (L3d); AECO 7a
             monthly index

         ---------------------------------------------------------------------
         US$ Foreign Exchange Contracts(7)
         ---------------------------------------------------------------------
                                                         Notional   Sold Swap
         Term                                Contract   US$/month    Cdn$/US$
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10                      Swap  $2,000,000     $1.0636
         ---------------------------------------------------------------------
         (7) Settled against monthly average BoC noon day rate

         ---------------------------------------------------------------------
         Financial Electricity Heat Rate Contracts(8)
         ---------------------------------------------------------------------
                                                 AESO            multi-  Heat
                                      Volume    Power   AECO 5a  plied   Rate
         Term                Contract    MWh Cdn$/MWh   Cdn$/GJ     by GJ/MWh
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10 Heat Rate     10  Receive  Pay AECO        x 9.15
                                 Swap            AESO        5a
         1-Jan-11 31-Dec-11 Heat Rate     15  Receive  Pay AECO        x 9.08
                                 Swap            AESO        5a
         1-Jan-12 31-Dec-12 Heat Rate     15  Receive  Pay AECO        x 9.09
                                 Swap            AESO        5a
         1-Jan-13 31-Dec-13 Heat Rate     10  Receive  Pay AECO        x 9.15
                                 Swap            AESO        5a
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (8) Alberta Power Pool (monthly average 24x7); AECO 5a monthly index

         ---------------------------------------------------------------------
         Financial Electricity Contracts(9)
         ---------------------------------------------------------------------
                                                           Volume Bought Swap
         Term                                Contract         MWh    Cdn$/MWh
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-12                      Swap           5     $72.495
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (9) Alberta Power Pool (monthly average 24x7)

         Following is a summary of all risk management contracts in place as at June 30, 2010 that qualify for hedge accounting:

         ---------------------------------------------------------------------
         Financial Electricity Contracts
         ---------------------------------------------------------------------
                                                           Volume Bought Swap
         Term                                Contract         MWh    Cdn$/MWh
         ---------------------------------------------------------------------
         1-Jul-10 31-Dec-10                      Swap           5      $63.00
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         At June 30, 2010, the fair value of the contracts that were not designated as accounting hedges was $86 million. ARC recorded a gain on risk management contracts of $110.4 million in the statement of income for the six months ended June 30, 2010 ($7.2 million gain in 2009). This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

         The following table reconciles the movement in the fair value of
         ARC's financial risk management contracts that have not been designated as effective accounting hedges:

         ---------------------------------------------------------------------
                                                     Six Months    Six Months
                                                          Ended         Ended
                                                        June 30,      June 30,
                                                           2010          2009
         ---------------------------------------------------------------------
         Fair value, beginning of period           $       (4.3) $        3.4
         Fair value, end of period(1)                      86.0          (3.8)
         ---------------------------------------------------------------------
         Change in fair value of contracts in
          the period                                       90.3          (7.2)
         Realized gain in the period                       20.1          14.4
         ---------------------------------------------------------------------
         Gain on risk management contracts         $      110.4  $        7.2
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Intrinsic value of risk management contracts not designated as effective accounting hedges equals a gain of $78.2 million at
             June 30, 2010 ($1.2 million loss at June 30, 2009).

         ARC's electricity contracts are intended to manage price risk on electricity consumption. Portions of ARC's financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $0.2 million and a nominal loss on these electricity contracts for the three and six months ended June 30, 2010 (loss of $0.9 million and $0.8 million respectively in 2009) has been included in operating costs on the statement of income. The accumulated unrealized fair value on these contracts is nominal and has been recorded on the Consolidated
         Balance Sheet at June 30, 2010 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the period ended June 30, 2010 is $0.5 million unrealized gain. As at June 30,
         2010 the total unrealized fair value is attributed to contracts that will settle over the next twelve months. The following table reconciles the movement in the fair value of ARC's financial risk management contracts that have been designated as effective accounting hedges:

         ---------------------------------------------------------------------
                                                     Six Months    Six Months
                                                          Ended         Ended
                                                        June 30,      June 30,
                                                           2010          2009
         ---------------------------------------------------------------------
         Fair value, beginning of period           $       (0.5) $        3.3
         Change in fair value of financial
          electricity contracts                             0.5          (3.2)
         ---------------------------------------------------------------------
         Fair value, end of period(1)              $          -  $        0.1
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Intrinsic value of risk management contracts designated as effective accounting hedges is nominal at June 30, 2010 ($0.1 million gain at June 30, 2009).

     8.  EXCHANGEABLE SHARES

         ---------------------------------------------------------------------
                                                     Six Months
                                                          Ended    Year Ended
                                                        June 30,  December 31,
         (units thousands)                                 2010          2009
         ---------------------------------------------------------------------
         Balance, beginning of period                       871         1,092
         Exchanged for trust units(1)                        (5)         (221)
         ---------------------------------------------------------------------
         Balance, end of period                             866           871
         Exchange ratio, end of period                  2.79848       2.71953
         Trust units issuable upon conversion,
          end of period                                   2,423         2,369
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) During the first six months of 2010, 4,940 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.75547, compared to 220,573 exchangeable shares at an average exchange ratio of 2.59547 during the year ended 2009.

         Following is a summary of the non-controlling interest for 2010 and
         2009:

         ---------------------------------------------------------------------
                                                     Six Months
                                                          Ended    Year Ended
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Non-controlling interest, beginning
          of period                                $       36.0  $       42.4
         Reduction of book value for conversion
          to trust units                                   (0.2)         (8.7)
         Current period net income attributable
          to non-controlling interest                       1.8           2.3
         ---------------------------------------------------------------------
         Non-controlling interest, end of period           37.6          36.0
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Accumulated earnings attributable to non-
          controlling interest                     $       45.1  $       43.3
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     9.  UNITHOLDERS' CAPITAL

         ---------------------------------------------------------------------
                                   Six Months Ended            Year Ended
                                     June 30, 2010         December 31, 2009
         ---------------------------------------------------------------------
                                   Number                  Number
                                 of trust                of trust
         (units thousands)          units           $       units           $
         ---------------------------------------------------------------------
         Balance, beginning of
          period                  236,615     2,917.6     216,435     2,600.7
         Issued for cash           13,000       252.3      15,474       253.0
         Issued on conversion of
          ARL exchangeable shares
          (Note 8)                     14         0.2         572         8.6
         Distribution reinvestment
          program                   1,568        31.3       4,134        67.0
         Trust unit issue costs,
          net of tax(1)                 -       (10.1)          -       (11.7)
         ---------------------------------------------------------------------
         Balance, end of period   251,197     3,191.3     236,615     2,917.6
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Amount is net of tax of $2.5 million for the period ended June
             30, 2010 (net of tax of $2.1 million for the year ended December
             31, 2009).

         Net income per trust unit has been determined based on the following:

         ---------------------------------------------------------------------
                                   Three Months Ended        Six Months Ended
                                         June 30                  June 30
         ---------------------------------------------------------------------
         (units thousands)           2010        2009        2010        2009
         ---------------------------------------------------------------------
         Weighted average trust
          units(1)                250,788     234,173     250,111     230,346
         Trust units issuable
          on conversion of
          exchangeable shares(2)    2,423       2,457       2,423       2,457
         ---------------------------------------------------------------------
         Diluted trust units and
          exchangeable shares     253,211     236,630     252,534     232,803
         ---------------------------------------------------------------------
         (1) Weighted average trust units exclude trust units issuable for exchangeable shares.
         (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

         Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

     10. DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

         ---------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Accumulated earnings                      $    3,131.2  $    2,946.9
         Accumulated distributions                     (3,675.8)     (3,525.5)
         ---------------------------------------------------------------------
         Deficit                                         (544.6)       (578.6)
         Accumulated other comprehensive loss              (0.1)         (0.6)
         ---------------------------------------------------------------------
         Deficit and accumulated other comp-
          rehensive loss                           $     (544.7) $     (579.2)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The accumulated other comprehensive loss balance is composed of the following items:

         ---------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Unrealized gains and losses on financial
          instruments designated as cash flow
          hedges                                   $       (0.3) $       (0.7)
         Net unrealized gains and losses on
          available-for-sale reclamation funds'
          investments                                       0.2           0.1
         ---------------------------------------------------------------------
         Accumulated other comprehensive loss,
          end of period                            $       (0.1) $       (0.6)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     11. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND
         DISTRIBUTIONS

         Distributions are calculated in accordance with the Trust Indenture.
         To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

         ---------------------------------------------------------------------
                                   Three Months Ended        Six Months Ended
                                         June 30                  June 30
                                     2010        2009        2010        2009
         ---------------------------------------------------------------------
         Cash flow from
          operating activities  $   162.8   $   104.3   $   321.5   $   228.6
         Deduct:
           Cash withheld to fund
            current period capital
            expenditures            (85.9)      (27.0)     (172.6)      (70.8)
           Net reclamation fund
            (contributions)/with-
            drawals                  (1.6)       (2.3)        1.4        (0.8)
         ---------------------------------------------------------------------
         Distributions(1)            75.3        75.0       150.3       157.0
         Accumulated dist-
          ributions, beginning
          of period               3,600.5     3,309.0     3,525.5     3,227.0
         ---------------------------------------------------------------------
         Accumulated dist-
          ributions, end of
          period               $  3,675.8  $  3,384.0  $  3,675.8  $  3,384.0
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Distributions per
          unit(2)              $     0.30  $     0.32  $     0.60  $     0.68
         Accumulated dist-
          ributions per unit,
          beginning of period  $    25.28  $    24.06  $    24.98  $    23.70
         Accumulated dist-
          ributions per unit,
          end of period(3)     $    25.58  $    24.38  $    25.58  $    24.38
         ---------------------------------------------------------------------
         (1) Distributions include accrued and non-cash amounts of $15.5 million and $31.7 million for the three and six months ended June
             30, 2010 ($11.9 million and $25.7 million for the same periods in
             2009).
         (2) Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
         (3) Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of ARC in July 1996.

     12. WHOLE TRUST UNIT INCENTIVE PLAN

         Compensation expense associated with the Whole Trust Unit Incentive
         Plan ("the Whole Unit Plan") is granted in the form of Restricted
         Trust Units ("RTUs") and Performance Trust Units ("PTUs") and is
         determined based on the intrinsic value of the Whole Trust Units at each period end. Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions.

         During the first six months of 2010, cash payments of $15.1 million were made to employees relating to the Whole Unit Plan compared to
         $7.8 million in 2009.

         The following table summarizes the RTU and PTU movement for the six months ended June 30, 2010:

         ---------------------------------------------------------------------
                                                      Number of     Number of
         (thousands)                                       RTUs          PTUs
         ---------------------------------------------------------------------
         Balance, beginning of period                     1,052         1,305
         Granted                                            241           224
         Vested                                            (249)         (151)
         Forfeited                                          (48)          (99)
         ---------------------------------------------------------------------
         Balance, end of period                             996         1,279
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         The change in the net accrued long-term incentive compensation liability relating to the Whole Unit Plan can be reconciled as follows:

         ---------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2010          2009
         ---------------------------------------------------------------------
         Balance, beginning of period              $       32.6  $       31.9
         Change in net liabilities in the period
           General and administrative expense              (3.5)         (0.1)
           Operating expense                               (0.1)          0.7
           Property, plant and equipment                   (0.3)          0.1
         ---------------------------------------------------------------------
         Balance, end of period(1)                 $       28.7  $       32.6
         ---------------------------------------------------------------------
         Current portion of liability(2)                   17.7          22.4
         ---------------------------------------------------------------------
         Accrued long-term incentive
          compensation(3)                          $       11.7  $       10.9
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Includes $0.7 million of recoverable amounts recorded in accounts receivable as at June 30, 2010 ($0.6 million for 2009).
         (2) Included in accounts payable and accrued liabilities on the
             Consolidated Balance Sheet.
         (3) Included in other long-term liabilities on the Consolidated
             Balance Sheet.

     13. COMMITMENTS AND CONTINGENCIES

         Following is a summary of ARC's contractual obligations and commitments as at June 30, 2010:

         ---------------------------------------------------------------------
                                              Payments Due by Period
         ---------------------------------------------------------------------
                                             2 - 3    4 - 5   Beyond
         ($ millions)              1 year    years    years  5 years    Total
         ---------------------------------------------------------------------
         Debt repayments(1)          25.6    263.8     87.7    293.7    670.8
         Interest payments(2)        28.0     51.5     41.4     64.2    185.1
         Reclamation fund
          contributions(3)            4.9      8.9      7.7     64.2     85.7
         Purchase commitments        44.1     32.3     14.0     11.9    102.3
         Transportation commitments   8.0     30.0     22.3     17.4     77.7
         Operating leases             3.9     14.2     14.7     68.4    101.2
         Risk management contract
          premiums(4)                 0.5        -        -        -      0.5
         ---------------------------------------------------------------------
         Total contractual
          obligations               115.0    400.7    187.8    519.8  1,223.3
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1) Long-term and short-term debt.
         (2) Fixed interest payments on senior notes.
         (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
         (4) Fixed premiums to be paid in future periods on certain commodity risk management contracts.

         In addition to the above Risk management contract premiums, ARC has commitments related to its risk management program (see Note 7). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2010 on the balance sheet as part of risk management contracts.
     >>

     ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
     ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC's financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

     Arrangement Agreement with Storm Exploration Inc.

     On June 9, 2010, ARC announced that it entered into an Arrangement
Agreement whereby ARC will acquire all of the existing and outstanding common shares of Storm Exploration Inc. ("Storm"). Pursuant to the arrangement agreement, for each Storm share held, Storm shareholders can elect to receive either 0.5700 of an ARC trust unit, or subject to adjustment, 0.2021 of an ARC
Resources Ltd. exchangeable share or some combination thereof. At the date of announcement, the transaction was valued at approximately $680 million including the assumption of approximately $90 million of total debt. The transaction is expected to close August 17, 2010, subject to shareholder and regulatory approval, at which time the results of operations of Storm will be included in ARC's consolidated financial statements.

     Non-GAAP Measures

     Management uses certain key performance indicators ("KPIs") and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for
ARC. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

     Forward-looking Information and Statements

     This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words
"expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may",
"will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: all of the matters under the heading "2010 Guidance and Financial
Highlights" which contains guidance for 2010, the future expenditure plans for
2010 and expected production under the heading "Production", the expectations regarding the pricing of natural gas for 2010 under the heading "Commodity
Prices Prior to Hedging", the expected benefits from various incentive plans instituted in the provinces of Alberta and British Columbia and future operating costs under the heading "Operating Netbacks", the increase in interest rates in 2010 as a result of the renewal of our credit facility under the heading "Interest and Financing Charges"; the plans for converting ARC
Energy Trust to a corporation and the payment of income taxes in the future by
ARC and the availability of a non-taxable conversion of trust units to shares on the conversion of the trust structure to a corporation under the heading
"Taxes", the information relating to financing the 2010 capital expenditures under the heading: "Capitalization, Financial Resources and Liquidity", the
expectations related to the transition from Canadian GAAP to IFRS under the heading "Financial Reporting Update", and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics;
future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
     The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon.
Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets;
increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
     The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     Boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-looking Information and Statements

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: those items outlined and described under the heading "Forward-looking information and Statements" at the end of the MD&A section of this news release; and those items relating to conversion of ARC
Energy Trust to a dividend paying corporation, future production from Dawson and plans for Phase 2 of the Dawson gas plant and under the heading
"Accomplishments/Financial Update on pages two and three of this news release.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of
ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets;
increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     Additional Information

     Additional information relating to ARC can be found on SEDAR at
www.sedar.com.
     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $5.8 billion.
ARC expects 2010 oil and gas production to average 72,500 to 74,500 of barrels of oil equivalent per day from six core areas in western Canada. ARC Energy
Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX. ARC Energy Trust trades on the
TSX under the symbol AET.UN and its exchangeable shares trade under the symbol
ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue S.W., Calgary, AB,
T2P 0H7, www.arcresources.com/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:46e 04-AUG-10